UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

CASCADIAN THERAPEUTICS, INC.

(Name of Subject Company)

CASCADIAN THERAPEUTICS, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

14740B606

(CUSIP Number of Class of Securities)

Scott D. Myers

President and Chief Executive Officer

Cascadian Therapeutics, Inc.

3101 Western Avenue, Suite 600

Seattle, WA 98121

(206) 801-2100

(Name, Address, and Telephone Number of Person Authorized To Receive Notices and Communications

on Behalf of the Person(s) Filing Statement)

With copies to:

Paul J. Jaskot

Three Logan Square

1717 Arch Street, Suite 3100

Philadelphia, PA 19103

(215) 851-8180

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.	Subject Company Information.

Name and Address

The name of the subject company is Cascadian Therapeutics, Inc., a Delaware corporation. The address of Cascadian’s principal executive office is 3101 Western Avenue, Suite 600, Seattle, WA 98121. The telephone number of Cascadian’s principal executive office is (206) 801-2100. Unless the context suggests otherwise, references in this Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) to “Cascadian” the “Company” “we “ “us “ and “our” refer to Cascadian Therapeutics, Inc.

Securities

The title of the class of equity securities to which this Schedule 14D-9 relates is Cascadian’s common stock, par value of $0.000l per share (the “Common Stock” or the “Shares”). As of the close of business on February 2, 2018, there were 52,835,532 shares of Common Stock issued and outstanding.

Item 2.	Identity and Background of Filing Person.

Name and Address

The name, business address and business telephone number of Cascadian, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Name and Address” in “Item 1 Subject Company Information,” which information is incorporated herein by reference. Cascadian’s website address is www.cascadianrx.com. The information on Cascadian’s website is not considered a part of this Schedule 14D-9.

Tender Offer and Merger

This Schedule 14D-9 relates to the cash tender offer by Valley Acquisition Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly-owned subsidiary of Seattle Genetics, Inc., a Delaware corporation (“Parent”), to purchase all of the issued and outstanding Shares at a purchase price of $10.00 per Share, net to the seller in cash, but subject to any required withholding of taxes, without interest thereon (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated as of February 8, 2018 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal” and together with the Offer to Purchase, the “Offer”). The Offer is described in the Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Parent and Merger Sub with the Securities and Exchange Commission (the “SEC”) on February 8, 2018. Merger Sub is controlled by Parent. The Offer to Purchase and form of Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of January 30, 2018 (as it may be amended from time to time, the “Merger Agreement”), by and among Cascadian, Merger Sub and Parent. The Merger Agreement provides, among other things, that upon the terms and subject to the satisfaction or, to the extent permitted by the Merger Agreement, waiver of all of the conditions to the Merger (defined below) (including the condition that Merger Sub (or Parent on Merger Sub’s behalf) shall have accepted for payment and paid for Shares validly tendered (and not withdrawn) pursuant to the Offer), as soon as practicable following completion of the Offer (but no later than the business day following the day on which the last to be satisfied or waived of the conditions set forth in Article VI of the Merger Agreement is satisfied or waived), pursuant to Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), Merger Sub will merge with and into Cascadian (the “Merger”), with Cascadian continuing as the surviving corporation and a subsidiary of Parent (the “Surviving Corporation”). Because the Merger will be governed by Section 251(h) of the DGCL, assuming the requirements of Section 251(h) of the DGCL are met, no stockholder vote by Cascadian’s stockholders will be required to consummate the Merger. Cascadian does not expect there to be a significant period of time between the consummation of the Offer and the consummation of the Merger.

Pursuant to the terms of the Merger Agreement, subject to the satisfaction or waiver of the Tender Offer Conditions (as defined in the Merger Agreement), after the expiration of the Offer, Merger Sub is required to promptly accept for payment and promptly pay for all Shares validly tendered (and not validly withdrawn) pursuant to the Offer, and is thereafter required to consummate the Merger as soon as practicable. The first time as of which Merger Sub accepts any Shares for payment pursuant to the Offer is referred to as the “Acceptance Time.”

Each Share issued and outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) Shares owned by Parent, Merger Sub or any other direct or indirect wholly-owned subsidiary of Parent, or Shares owned by the Company or any direct or indirect wholly-owned subsidiary of the Company, and in each case not held on behalf of third parties, or (ii) Shares owned by any stockholder who is entitled to demand and properly demands appraisal of such Shares pursuant to, and who complies in all respects with, Section 262 of the DGCL (“Section 262”) and who, as of the Effective Time, has neither effectively withdrawn nor lost its rights to such appraisal and payment under the DGCL with respect to such Shares (all such shares, the “Excluded Shares”)) will, at the Effective Time, be converted into the right to receive an amount in cash equal to the Offer Price (the “Per Share Merger Consideration”).

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”)) the Offer on February 8, 2018. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at midnight on March 9, 2018, or at one minute after 11:59 p.m. (New York City time) on March 8, 2018, unless the Offer is otherwise extended or earlier terminated.

The foregoing summary of the Offer, the Merger, the Merger Agreement and the transactions contemplated by the Merger Agreement (collectively, the “Transactions”) is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal and the full text of the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 21823 30th Drive SE, Bothell, WA 98021.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents and this Schedule 14D-9, can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3.	Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of Cascadian, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between: (i) Cascadian or its affiliates, on the one hand, and Parent, Merger Sub or any of their respective executive officers, directors or affiliates, on the other hand; or (ii) Cascadian or its affiliates, on the one hand, and Cascadian’s executive officers, directors or affiliates, on the other hand.

Arrangements between Cascadian, Parent and Merger Sub

Merger Agreement

The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the terms and conditions of the Offer contained in the Offer to Purchase are incorporated herein by reference. The summary of the Merger Agreement and the descriptions of the terms and conditions of the Offer contained in the Offer to Purchase do not purport to be complete and are qualified in their entirety by reference to the Merger Agreement.

The Merger Agreement governs the contractual rights among Cascadian, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement has been included as an exhibit to this Schedule 14D-9 to provide Cascadian’s stockholders with information regarding the terms of the Merger Agreement. Factual disclosures about Parent, Merger Sub and Cascadian or any of their respective affiliates contained in this Schedule 14D-9 or in their respective public reports filed with the SEC, as applicable, may supplement, update or modify the factual disclosures about Parent, Merger Sub and Cascadian or any of their respective affiliates contained in the Merger Agreement. The representations, warranties and covenants made in the Merger Agreement by Parent, Merger Sub and Cascadian were qualified and subject to important limitations agreed to by Parent, Merger Sub and Cascadian in connection with negotiating the terms of the Merger Agreement. In particular, in your review of the representations and warranties contained in the Merger Agreement and described in the summary contained in the Offer to Purchase incorporated herein by reference, it is important to bear in mind that the representations and warranties were negotiated with the principal purposes of establishing the circumstances in which a party to the Merger Agreement may have the right not to consummate the Offer or the Merger if the representations and warranties of the other party prove to be untrue due to a change in circumstance or otherwise, and allocating risk between the parties to the Merger Agreement, rather than establishing matters as facts. The representations and warranties may also be subject to a contractual standard of materiality different from those generally applicable to stockholders and reports and documents filed with the SEC, and in some cases were qualified by disclosures set forth in schedules that were provided by each party to the other but are not publicly filed as part of the Merger Agreement. Moreover, information concerning the subject matter of the representations and warranties, which do not purport to be accurate as of the date of this Schedule 14D-9, may have changed since the date of the Merger Agreement and subsequent developments or new information qualifying a representation or warranty may have been included in this Schedule 14D-9.

Confidentiality Agreement

On July 8, 2016 Cascadian and Parent entered into a confidentiality agreement (the “Confidentiality Agreement”) pursuant to which, subject to certain exceptions, Parent has agreed to keep certain non-public information about Cascadian confidential and to not disclose, or permit its affiliates or its or their representatives to disclose, any confidential information of Cascadian, except for the purpose of evaluating, negotiating, pursuing and consummating a possible acquisition transaction.

In addition, the Confidentiality Agreement includes certain “standstill” and “anti-poaching” provisions, which expired on July 8, 2017.

The foregoing summary of the provisions of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the Confidentiality Agreement, a copy of which is filed as Exhibit (e)(2) hereto and is incorporated herein by reference.

Arrangements between Cascadian and its Executive Officers, Directors and Affiliates

Certain of Cascadian’s executive officers and directors may be deemed to have interests in the Transactions that may be different from, or in addition to, those of Cascadian’s stockholders generally, which may create potential conflicts of interest. In considering the recommendations of the Board of Directors of Cascadian (the “Board”), including that you tender Shares in the Offer, you should be aware of these interests. The Board was aware of those interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions.

Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards

Certain directors and executive officers of Cascadian hold outstanding Shares, Options (as defined below) and RSUs (as defined below).

Consideration for Shares Tendered Pursuant to the Offer

Cascadian’s executive officers and directors who tender Shares pursuant to the Offer will be entitled to receive the same Offer Price per Share on the same terms and conditions as the other Cascadian stockholders who tender Shares in the Offer. If the Merger is consummated, any Shares owned by a director or executive officer that were not tendered in the Offer (and are not Excluded Shares) will be converted into the right to receive the Per Share Merger Consideration on the same terms and conditions as the other Cascadian stockholders whose Shares are converted into the right to receive the Per Share Merger Consideration in the Merger.

The approximate value of the cash payments that each director and executive officer of Cascadian would receive in exchange for his or her Shares in the Offer if they were to validly tender (and not validly withdraw) their Shares is set forth in the table below. The amounts set forth in the table below are based on the number of Shares held by Cascadian’s directors and executive officers as of February 2, 2018 and are calculated before any taxes that may be due on such amounts paid, based on the Offer Price. In calculating the number of Shares owned for this purpose, Shares underlying Options (whether or not currently exercisable) and RSUs, each as defined below, held by each individual are excluded.

Name	Number of Shares (excluding awards under the Equity Plans)	Transaction Consideration for Shares
Executive Officers and Directors
Scott D. Myers, President, Chief Executive Officer and Director	56,787	$567,870
Gary W. Christianson, Chief Operating Officer	6,515	$65,150
Julie M. Eastland, Chief Financial Officer, Chief Business Officer and Secretary	5,237	$52,370
Scott R. Peterson, Chief Scientific Officer	3,639	$36,390
Luke N. Walker, Senior Vice President, Clinical Development	10,315	$103,150
Christopher S. Henney, Director	60,185	$601,850
Robert W. Azelby, Director	—	$—
Gwen A. Fyfe, Director	10,125	$101,250
Steven P. James, Director	13,677	$136,770
Ted W. Love, Director	37,394	$373,940
Daniel K. Spiegelman, Director	21,006	$210,060
All of our current directors and executive officers as a group (11 persons)	224,880	$2,248,800

Equity-Based Incentive Awards

Cascadian has granted to its directors and executive officers options to purchase Shares from Cascadian (each, an “Option”) pursuant to the Company’s 2016 Equity Incentive Plan (the “2016 Equity Plan”) and the Oncothyreon, Inc. Amended and Restated Share Option Plan (“Share Option Plan”), as applicable, and has issued restricted stock units (each, an “RSU”) to its directors and executive officers pursuant to the 2016 Equity Plan and to its directors pursuant to the Oncothyreon, Inc. Restricted Stock Unit Plan (the “RSU Plan” and, together with the 2016 Equity Plan and the Share Option Plan, the “Equity Plans”), as applicable.

Stock Options

The Merger Agreement provides that at the Acceptance Time, each Option that is outstanding, whether vested or unvested, will automatically terminate and be cancelled and will be converted into the right to receive, without interest, an amount in cash (less applicable tax withholdings) equal to the product of (a) the excess, if any, of the

Offer Price over the exercise price per share of such Option and (b) the number of Shares subject to such Option immediately prior to the Acceptance Time. No cash amount will be payable with respect to an Option that has a per share exercise price that is equal to or greater than the Offer Price, and such Option will be cancelled and terminated. Each holder of an Option that is cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration, if any, described above.

The table set forth below provides information regarding the Options held by Cascadian’s executive officers and directors as of February 2, 2018, based on the Offer Price. The values shown were calculated assuming that all Options held by each individual as of the date of this Schedule 14D-9 remain unexercised at the assumed closing date of the Merger.

Name	Number of Options	Value of Options
Executive Officers and Directors
Scott D. Myers, President, Chief Executive Officer and Director	724,810	$2,765,445
Gary W. Christianson, Chief Operating Officer	269,203	$812,280
Julie M. Eastland, Chief Financial Officer, Chief Business Officer and Secretary	291,203	$880,182
Scott R. Peterson, Chief Scientific Officer	287,036	$833,000
Luke N. Walker, Senior Vice President, Clinical Development	127,936	$579,057
Christopher S. Henney, Chairman of the Board and Director	25,000	$91,000
Robert W. Azelby, Director	0	$0
Gwen A. Fyfe, Director	0	$0
Steven P. James, Director	0	$0
Ted W. Love, Director	0	$0
Daniel K. Spiegelman, Director	0	$0
All of our current directors and executive officers as a group (11 persons)	1,725,188	$5,960,964

Restricted Stock Units

The Merger Agreement provides that at the Acceptance Time, any vesting conditions applicable to each outstanding RSU will automatically accelerate in full and each RSU will terminate and be cancelled in exchange for the right to receive, without interest, an amount in cash (less applicable tax withholdings) equal to (a) the number of Shares subject to such RSU immediately prior to the Acceptance Time multiplied by (b) the Offer Price. Each holder of a RSU that is cancelled as provided in the Merger Agreement will cease to have any rights with respect thereto, except the right to receive the cash consideration described above.

The table set forth below provides information regarding the RSUs held by Cascadian’s executive officers and directors as of February 2, 2018, based on the Offer Price. The amounts shown include the Company’s ordinary course first quarter 2018 equity award grants made on February 1, 2018, which for our Chief Executive Officer and Chief Financial Officer were contingent upon such individuals agreeing to be subject to a two-year non-compete covenant, as further described below under “— Existing Employment Arrangements.”

Name	Number of RSUs Held	Value of RSUs
Executive Officers and Directors
Scott D. Myers, President, Chief Executive Officer and Director	303,300	$3,033,000
Gary W. Christianson, Chief Operating Officer	187,975	$1,879,750
Julie M. Eastland, Chief Financial Officer, Chief Business Officer and Secretary	223,975	$2,239,750
Scott R. Peterson, Chief Scientific Officer	177,975	$1,779,750
Luke N. Walker, Senior Vice President, Clinical Development	147,850	$1,478,500
Christopher S. Henney, Director	13,927	$139,270
Robert W. Azelby, Director	26,364	$263,640
Gwen A. Fyfe, Director	13,927	$139,270
Steven P. James, Director	13,927	$139,270
Ted W. Love, Director	13,927	$139,270
Daniel K. Spiegelman, Director	13,927	$139,270
All of our current directors and executive officers as a group (11 persons)	1,137,074	$11,370,740

Employee Stock Purchase Plan

Pursuant to the Merger Agreement, the current purchase period for the Oncothyreon, Inc. 2010 Employee Stock Purchase Plan (the “ESPP”), which commenced on December 15, 2017 and was otherwise scheduled to end on June 15, 2018, will be treated as the final purchase period for purposes of the ESPP. The ESPP will terminate in its entirety at the Acceptance Time.

From and after the date of the Merger Agreement, Cascadian will take any actions necessary to (a) prohibit new participants from participating in the ESPP and prohibit participants in the ESPP from increasing their payroll deductions from those in effect on the date of the Merger Agreement, (b) provide that no offering period will be commenced after the date of the Merger Agreement, (c) ensure that the applicable purchase price for Shares will not be decreased below the levels set forth in the ESPP on the date of the Merger Agreement, and (d) provide that each participant’s outstanding right to purchase Shares under the ESPP will be suspended immediately following the end of the current offering period thereunder or, if earlier, each participant’s outstanding right to purchase Shares under the ESPP will terminate on the day that is seven business days immediately prior to the day on which the Acceptance Time occurs, provided that all amounts allocated to each participant’s account under the ESPP as of such date will be used to purchase Shares at the applicable price for the current offering period.

Existing Employment Arrangements

Cascadian has entered into employment agreements with certain of its executive officers. The employment agreements provide for certain payments upon a termination of employment for specified reasons as described below.

Cascadian’s employment agreement with Mr. Myers provides that if at any time within 12 months following a change in control of Cascadian, his employment is terminated “without cause” or if he is “constructively terminated” (as those terms are defined in his employment agreement), Mr. Myers will be entitled to receive, in addition to amounts that have been earned prior to the termination date, the following severance benefits:

•	lump sum payment of 18 months’ base salary, less required withholding;

•	lump sum payment of one year’s equivalent of performance review bonus at target, less required withholding;

•	acceleration as to 100% of the then-unvested portion of his initial April 4, 2016 inducement grant of stock options; and

•	100% of the COBRA premium that would otherwise be due under Cascadian’s group health plan for 18 months following termination of employment.

Mr. Myers’ employment agreement provides that if any of the payments or benefits provided to Mr. Myers in connection with the change in control constitutes an “excess parachute payment” within the meaning of Section 280G of the Internal Revenue Code (“Section 280G”), such payments or benefits will be either (i) payable in full or (ii) reduced to the minimum extent necessary to ensure that no portion of the payments or benefits is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, whichever results in the receipt by Mr. Myers on an after-tax basis of the greatest amount of payments and benefits. All severance payments under Mr. Myers’ employment agreement are subject to him executing a release of claims in Cascadian’s favor and to his compliance with the non-disclosure and restrictive covenants contained in his confidentiality agreement.

Cascadian’s employment agreements with Mr. Christianson, Ms. Eastland, and Dr. Peterson provide that if at any time within 12 months following a change in control of Cascadian, his or her employment is terminated “without cause” or by him or her with “good reason” (as those terms are defined in his employment agreement), he or she will be entitled to receive, in addition to amounts that have been earned prior to the termination date, the following severance benefits:

•	lump sum payment of 18 months’ base salary;

•	lump sum payment of one year’s equivalent of his or her performance review bonus at target;

•	acceleration of the unvested portion of all of his or her then outstanding equity awards; and

•	continued medical benefits for 18 months.

Mr. Christianson, Ms. Eastland, and Dr. Peterson’s employment agreements provide that if any of the payments or benefits provided to him or her in connection with the change in control constitutes an “excess parachute payment” within the meaning of Section 280G, such payments or benefits will be either (i) payable in full or (ii) reduced to the minimum extent necessary to ensure that no portion of the payments or benefits is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, whichever results in the receipt by him or her on an after-tax basis of the greatest amount of payments and benefits. All severance payments under these employment agreements are subject to him or her executing a release of claims in Cascadian’s favor and to his or her compliance with the non-disclosure and restrictive covenants contained in his or her confidentiality agreement.

Cascadian’s employment agreement with Dr. Walker provides that if at any time within 12 months following a change in control of Cascadian, his employment is terminated “without cause” or by him with “good reason” (as those terms are defined in his employment agreement), he will be entitled to receive, in addition to amounts that have been earned prior to the termination date, the following severance benefits:

•	lump sum payment of 12 months’ base salary;

•	lump sum payment of a portion of his Annual Cash Bonus (as such term is defined in his employment agreement) determined by multiplying his target Annual Cash Bonus amount by a fraction equal to the number of days of his employment during the applicable period divided by the total number of days in the applicable bonus performance period;

•	acceleration of the unvested portion of all of his then outstanding equity awards; and

•	continued medical benefits for 12 months.

Dr. Walker’s employment agreement provides that if any of the payments or benefits provided to him in connection with the change in control constitutes an “excess parachute payment” within the meaning of Section 280G, such payments or benefits will be either (i) payable in full or (ii) reduced to the minimum extent necessary to ensure that no portion of the payments or benefits is subject to the excise tax imposed under Section 4999 of the Internal Revenue Code, whichever results in the receipt by him on an after-tax basis of the greatest amount of payments and benefits. All severance payments under this employment agreement are subject to Dr. Walker executing a release of claims in Cascadian’s favor and to his compliance with the non-disclosure and restrictive covenants contained in his confidentiality agreement.

The Compensation Committee has also approved amendments to the employment agreements of Mr. Myers, Ms. Eastland, Dr. Peterson, Mr. Christianson, and Dr. Walker to provide them with tax preparation services for three years following the Merger. The amendments only provide for such tax preparation services, and do not provide for any tax gross-up payments or any other tax-related entitlements.

Extended Non-Compete Restrictions and Transaction Related Payments for Executive Officers

In connection with the Merger, the Compensation Committee approved amendments to the confidentiality agreements of Mr. Myers, Ms. Eastland and Dr. Walker to bind each executive to a two-year covenant not to compete with Cascadian. Mr. Myers had not previously been subject to a non-compete covenant, and Ms. Eastland and Dr. Walker had previously been subject to a one-year non-compete covenant. Contingent upon the execution of the two-year covenant not to compete, Mr. Myers, Ms. Eastland and Dr. Walker are eligible to receive transaction bonuses, subject to the completion of the Merger, for their efforts associated with leading Cascadian to the signing of the Merger Agreement and in ultimately consummating the Merger. The transaction bonuses are in the following amounts: Mr. Myers–$3,920,000; Ms. Eastland–$793,800; and Dr. Walker–$266,700. The form of agreement setting forth the terms of the transaction bonuses has also been approved by the Compensation Committee.

Special Committee Payments

Dr. Henney, Mr. Love, Mr. James, and Mr. Spiegelman will receive additional director fees for their efforts in leading Cascadian to the signing of the Merger Agreement and efforts related to other proposed transactions. The additional fees are in the following amounts: Dr. Henney–$100,000; Mr. Love–$75,000; Mr. James–$75,000; and Mr. Spiegelman–$75,000. The fee payments are not contingent upon the closing of the Merger and will be paid regardless of whether the Merger closes.

Agreements or Arrangements with the Company’s Executive Officers and Directors Following the Merger

While, as of the date of this Schedule 14D-9, none of Cascadian’s current directors or executive officers have entered into any new agreements or arrangements with Parent, Cascadian or their respective affiliates regarding continued service with Parent, Cascadian or their respective affiliates after the Effective Time, it is possible that Parent, Cascadian or their respective affiliates may enter into employment or other arrangements with Cascadian’s management in the future. As discussed above, Cascadian’s Compensation Committee has approved amendments to the employment agreements and confidentiality agreements of Mr. Myers, Ms. Eastland, Dr. Peterson, Mr. Christianson, and Dr. Walker (i) to provide tax preparation services for three years following the Merger, and (ii) to bind each executive to a two-year covenant not to compete with Cascadian. Mr. Myers had not previously been subject to a non-compete covenant, and Ms. Eastland and Dr. Walker had previously been subject to a one-year non-compete covenant.

Continuing Employee Benefits

Pursuant to the Merger Agreement, Parent has agreed that for a period of one year following the closing of the Merger it will provide, or will cause to be provided, to each employee of Cascadian who continues employment with Parent or the Surviving Corporation (a “Continuing Company Employee”), in amounts no less favorable in the aggregate than those provided by Cascadian and its subsidiaries to such Continuing Company Employee immediately prior to the Effective Time, (a) a salary or hourly wage; (b) a short-term (annual or more frequent) target bonus opportunity; and (c) benefits (including any profit sharing plans, bonus plans, severance plans and health and welfare benefit plans). Additionally, Parent will provide, or cause to be provided, to each Continuing Company Employee whose employment is terminated without cause during the one-year period immediately following the closing of the Merger severance benefits on the terms and conditions and at the levels set forth in Cascadian’s Severance Benefit Plan (determined (i) without taking into account any reduction in compensation after the closing of the Merger, and (ii) by taking into account each Continuing Company Employee’s service with Cascadian and its subsidiaries and, after the closing of the Merger, Parent and its subsidiaries). Nothing contained in the Merger Agreement will preclude the Surviving Corporation from terminating the employment of any Continuing Company Employee for any lawful reason.

Pursuant to the Merger Agreement, Parent has agreed that, from and after the Effective Time, it will honor and will cause the Surviving Corporation to honor all employee benefit plans of Cascadian (excluding the Equity Plans and the ESPP to be terminated at or prior to the Effective Time in accordance with the Merger Agreement), in each case in accordance with their terms as in effect immediately before the Effective Time, except that any specific employee benefit plan or contract may be amended or terminated in accordance with its terms.

The Merger Agreement provides that for purposes of vesting, participation, and eligibility under any similar employee benefit plans of Parent providing benefits to any Continuing Company Employees after the Effective Time (the “New Plans”), Parent will use commercially reasonable efforts to give each Continuing Company Employee credit for his or her years of service with Cascadian and its predecessors before the Effective Time, as if such service had been performed with Parent, except to the extent a duplication of benefits would result or for purposes of benefit accrual.

In addition, Parent will use commercially reasonable efforts: (a) to cause each Continuing Company Employee to be immediately eligible to participate, without any waiting period, in any New Plans, except to the extent any waiting period in effect under the comparable employee benefit plan in which such Continuing Company Employee participated immediately prior to the Effective Time would not have been satisfied, and (b) for purposes of each New Plan providing medical, dental, pharmaceutical, vision or disability benefits to any Continuing Company Employee, (A) to cause all pre-existing condition exclusions and actively-at-work requirements of such New Plan to be waived for the Continuing Company Employee and his or her covered dependents and (B) to cause any eligible expenses incurred by the Continuing Company Employee and his or her covered dependents under an employee benefit plan of Cascadian during the portion of the plan year prior to the Effective Time to be taken into account under such New Plan for purposes of satisfying all deductible, co-insurance, co-payment and maximum out-of-pocket requirements.

If requested by Parent, to the extent permitted by applicable law and the terms of the applicable plan or arrangement, Cascadian will cause Cascadian’s 401(k) Plan to be terminated effective immediately prior to the Effective Time.

Nothing in the Merger Agreement obligates Parent or any of its affiliates (including Cascadian following the Effective Time) to adopt or maintain any particular plan or program or other compensatory or benefits arrangement at any time or prevents Parent or any of its affiliates (including Cascadian following the Effective Time) from modifying, amending or terminating any such plan, program or other compensatory or benefits arrangement at any time.

The foregoing summary of certain provisions of the Merger Agreement does not purport to be complete, and is qualified in its entirety by the Merger Agreement, a copy of which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

Information Regarding Golden Parachute Compensation

The information set forth below is intended to comply with Item 402(t) of Regulation S-K regarding the compensation that is based on or otherwise relates to the Transactions that is payable or may become payable to each of Cascadian’s named executive officers as designated in Cascadian’s 2017 Definitive Proxy Statement, as filed with the SEC on April 26, 2017, who are employees of Cascadian as of the date hereof. The amounts shown in the table below are estimates only and based on many assumptions regarding events that may or may not actually occur. As a result, the actual amounts that may be paid to a named executive officer in connection with the Transactions may differ materially from the amounts set forth in the table below. For additional details regarding the terms of the payments described below, see the discussion above in the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Cascadian and its Executive Officers, Directors and Affiliates.”

The table below assumes that: (i) the Effective Time occurred on February 2, 2018; and (ii) the employment of each named executive officer was terminated on such date and in a manner entitling the named executive officer to receive severance payments and benefits under the terms of the named executive officer’s employment agreement or the Cascadian Change in Control Severance Plan, as applicable, except that payments in respect of all outstanding equity awards will be made as provided in the Merger Agreement. The amounts reported in the table regarding equity compensation are based on the $10.00 per Share cash consideration payable as provided in the Merger Agreement. The amounts shown in the table below reflect only the payments that the named executive officers would receive in connection with the Transactions and/or a qualifying termination, and do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would vest in accordance with their terms, absent the Transactions and/or qualifying termination. None of the named executive officers’ arrangements provide for any “golden parachute” excise tax gross-ups or other tax gross-ups.

Golden Parachute Compensation(1)

Name	Cash(2)	Equity(3)	Benefits(4)	Total
Scott D. Myers	$5,120,000	$4,937,271	$108,684	$10,165,955
Julia M. Eastland	$1,512,000	$2,986,732	$108,684	$4,607,416
Scott R. Peterson, Ph.D.	$686,350	$2,474,162	$108,684	$3,269,196
Gary W. Christianson	$629,000	$2,569,593	$108,684	$3,307,277

(1)	The conditions under which each of these payments and benefits are to be provided are described in further detail under the headings “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Agreements between Cascadian and its Executive Officers, Directors and Affiliates — Existing Employment Arrangements” set forth above. The table above does not include the named executive officers designated in the 2017 Definitive Proxy Statement who separated from Cascadian in 2016, since the Transactions will not result in any compensation becoming payable to these individuals. Dr. Henney is not entitled to any compensation related to the Transaction, other than as discussed above in this “Arrangements between Cascadian and its Executive Officers, Directors and Affiliates” section.
(2)

Represents (i) the “double trigger” cash severance payments payable to the named executive officers under their employment agreements upon a qualifying termination occurring within 12 months following a change in control of Cascadian, and (ii) with respect to Mr. Myers and Ms. Eastland, the transaction bonus payments payable to them for their efforts leading to the Merger, in each case, which include the following components:

Name	Base Salary(a)	Bonus(b)	Transaction Bonus(c)	Total
Scott Myers	$900,000	$300,000	$3,920,000	$5,120,000
Julia Eastland	$567,000	$151,200	$793,800	$1,512,000
Scott Peterson	$556,500	$129,850	$0	$686,350
Gary Christianson	$510,000	$119,000	$0	$629,000

(a)	Represents 18 months of base salary.
(b)	Represents 100% of the target bonus amount.
(c)	Represents a lump sum cash payment for efforts in connection with the Merger, taking into consideration the recommendations of Cascadian’s independent compensation consultant. The payment is subject to the closing of the Merger, contingent upon agreement to a two-year non-compete covenant with Cascadian, and will be paid within 30 days following the closing of the Merger.

The severance payments, which are conditioned upon the individual’s execution of a general release of claims and compliance with certain confidentiality, invention assignment and non-compete restrictions, are payable in lump sum within 60 days of the qualifying termination.

(3)	Represents the aggregate value of the “single trigger” consideration to be paid to each individual in respect of all unvested Options and unvested RSUs that will become vested pursuant to the terms of the Merger Agreement. For more information on the treatment of such awards under the Merger Agreement, please see the section entitled “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Cascadian and its Executive Officers, Directors and Affiliates — Effect of the Offer and the Merger on Shares and Equity-Based Incentive Awards.”

Name	Unvested Options	Unvested RSUs
Scott D. Myers	$1,904,271	$3,033,000
Julia M. Eastland	$746,982	$2,239,750
Scott R. Peterson, Ph.D.	$694,412	$1,779,750
Gary W. Christianson	$689,843	$1,879,750

(4)	Represents the value of the “double trigger” Cascadian-paid COBRA premiums for 18 months upon a qualifying termination occurring within 12 months following a change in control of Cascadian, and the estimated value of three years of tax preparation services following the Merger.

Indemnification and Insurance

Under Section 145 of DGCL, Cascadian has broad powers to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL, Cascadian’s Bylaws (the “Bylaws”) provide that: (i) Cascadian will indemnify its directors and officers to the fullest extent permitted by the DGCL, subject to certain limited exceptions; (ii) Cascadian will advance expenses to its directors and officers in connection with a legal proceeding to the fullest extent permitted by the DGCL, subject to certain limited exceptions; and (iii) the rights conferred in the Bylaws are not exclusive of any other right which such person may have or acquire under any applicable statute, provision of Cascadian’s Amended and Restated Certificate of Incorporation, the Bylaws or otherwise.

Cascadian has also entered into separate indemnification agreements with Cascadian’s directors and executive officers. These agreements, among other things, require Cascadian to indemnify its directors and executive officers for certain expenses, including attorneys’ fees, judgments, fines and settlement amounts incurred by a director or executive officer in connection with defending any action or proceeding relating to their services as one of Cascadian’s directors or executive officers or as a director or executive officer of any other company or enterprise to which the person provides services at Cascadian’s request.

Pursuant to the terms of the Merger Agreement, Cascadian’s directors and executive officers will be entitled to certain indemnification rights and coverage under directors’ and officers’ liability insurance policies for a period of time following the Effective Time.

The Merger Agreement provides that from and after the Effective Time, Parent will, and will cause the Surviving Corporation to, indemnify and hold harmless, and advance expenses incurred in defense of a proceeding to the fullest extent permitted by applicable law to, each individual who is or was an officer or director of Cascadian or its subsidiaries (each an “Indemnified Party”) against any costs or expenses (including reasonable fees and expenses of legal counsel), judgments, fines, penalties or liabilities imposed upon or incurred by such Indemnified Party in connection with or arising out of any claim, action, suit or other proceeding (whether investigative, civil or criminal, and including any proceeding before any regulatory, administrative or legislative body or agency) in which such Indemnified Party is involved, (a) by reason of such Indemnified Party’s being or having been a director or officer of Cascadian or one of its subsidiaries or an employee or agent of Cascadian or in connection with any action taken or not taken at the request of Cascadian or one of its subsidiaries, or (b) arising out of such Indemnified Party’s service in connection with any other corporation or organization for which he or she serves or has served as a director, officer, employee, agent, trustee or fiduciary at the request of Cascadian, to the fullest extent that Cascadian and its subsidiaries would have been permitted under applicable law and their respective organizational documents in effect on the date of the Merger Agreement to indemnify the Indemnified Party. The Merger Agreement provides that from and after the Effective Time through the sixth anniversary of the date on which the Effective Time occurs, Parent will (and will cause the Surviving Corporation and their respective subsidiaries to) fulfill and honor in all respects the obligations of Cascadian and its subsidiaries (i) as provided in the organizational documents of Cascadian and its subsidiaries as in effect on the date of the Merger Agreement, and (ii) pursuant to certain written indemnification agreements in effect on the date of the Merger Agreement, including any advancement of expenses, indemnification or exculpation provisions set forth therein.

The Merger Agreement provides that from the Effective time until the sixth anniversary of the Effective Time, the organizational documents of the Surviving Corporation and its subsidiaries will contain provisions relating to exculpation, indemnification and advancement of expenses to directors and officers no less favorable to the Indemnified Parties than are set forth in the organizational documents of Cascadian and its subsidiaries in effect on the date of the Merger Agreement.

The Merger Agreement further provides that Cascadian will (and, if Cascadian is unable to, Parent will) obtain, as of the Effective Time, prepaid “tail” insurance policies for the extension of Cascadian’s existing directors’ and officers’ liability insurance policy covering acts, errors or omissions occurring at or prior to the Effective Time and Cascadian’s existing fiduciary liability insurance policies (collectively, the “D&O Insurance”) for a period of six years after the Effective Time, with respect to those persons who are covered by the D&O Insurance as of the Effective Time, with terms and conditions, retentions and limits of liability which are no less favorable to the persons currently covered by the D&O Insurance. If Cascadian and the Surviving Corporation fail to obtain such “tail” insurance policies as of the Effective Time, the Surviving Corporation will continue to maintain in effect for six years after the Effective Time the D&O Insurance in place as of the date of the Merger Agreement, with terms and conditions, retentions and limits of liability which are no less advantageous to the persons currently covered by the D&O Insurance, except the Surviving Corporation will not be required to pay any annual cost for the D&O Insurance in excess of 300% of the amount paid by Cascadian for coverage for the period of 12 months most recently commenced prior to the date of the Merger Agreement (such amount paid by Cascadian, the “Maximum Amount”). If the cost for the D&O Insurance or any substitutes exceeds 300% of the Maximum Amount, Cascadian or the Surviving Corporation, as applicable, will purchase a substitute policy with the greatest coverage available for 300% of the Maximum Amount. If such prepaid policies have been obtained prior to the Effective Time, Parent will cause Cascadian, the Surviving Corporation and their respective subsidiaries to maintain such policies for their full term.

Pursuant to the Merger Agreement, if Parent or the Surviving Corporation or any of their respective successors or assigns (a) consolidates with or merges into any other entity and is not the continuing or surviving corporation or entity, or (b) transfers all or substantially all of its properties and assets to any entity or person, then, and in such case, Parent will take all necessary action to ensure that the successors and assigns of Parent and the Surviving Corporation or any of their respective subsidiaries, as the case may be, will assume the obligations described above and as set forth in the Merger Agreement.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the Acceptance Time, the compensation committee of the Board will take all action required to cause any agreements, arrangements or understandings that have been or will be entered into by Parent, Cascadian or any of their respective affiliates with current or future directors, officers or employees of Cascadian and its affiliates pursuant to which payments are made or to be made or benefits are granted or to be granted according to such arrangements (including any amendment or modification thereof) to be approved as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(1) under the Exchange Act and to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) under the Exchange Act.

Section 16 Matters

The Merger Agreement provides that, prior to the Acceptance Time, Cascadian will (and is permitted to) take all steps as may be required to cause any dispositions of Shares in connection with the Transactions (including derivative securities of such shares) by each individual who is subject to the reporting requirements of Section 16(a) of the Exchange Act with respect to Cascadian to be exempt under Rule 16b-3 promulgated under the Exchange Act.

Item 4.	The Solicitation or Recommendation.

Recommendation of the Board

At a meeting held on January 30, 2018, after careful consideration, the Board (upon the unanimous recommendation of a transaction committee of the Board (the “Transaction Committee”)) unanimously: (i) determined that the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of Cascadian and its stockholders; (ii) approved the Merger Agreement and declared it advisable; (iii) approved the execution, delivery and performance by Cascadian of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (v) recommended that the stockholders of Cascadian accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

The Board (upon the unanimous recommendation of the Transaction Committee) unanimously recommends that Cascadian’s stockholders accept the Offer and tender their Shares to Purchaser pursuant to the Offer.

A copy of the joint press release issued by Parent and Cascadian, dated January 31, 2018, announcing the Merger Agreement, the Offer and the Merger is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer

In the ordinary course of its business, the Board and Cascadian’s management team review and discuss Cascadian’s long-term business plan and regularly assess Cascadian’s performance, strategies, risks and opportunities. In connection with these ongoing efforts, the Board and Cascadian’s management team have periodically considered strategic alternatives to enhance value to Cascadian’s stockholders. In particular, the Board and Cascadian’s management team have considered a number of potential partnership and licensing relationships and other strategic transactions, including at times exploring a potential sale of Cascadian to enhance value to Cascadian’s stockholders.

In early April, 2016, a representative of Parent contacted a representative of Cascadian’s management team to express an interest in tucatinib, including a potential partnership or licensing relationship. On April 14, 2016 representatives of Parent met with a representative of Cascadian’s management team to discuss Cascadian’s business and a potential partnership or licensing relationship.

On May 13, 2016, due to Parent’s expression of interest in Cascadian, the Board authorized the engagement of Perella Weinberg Partners LP (“Perella Weinberg”) as Cascadian’s financial advisor, pursuant to an engagement letter dated as of May 27, 2016, in connection with reviewing defense preparedness and strategic alternatives involving Cascadian, including identifying potential strategic partners or acquirers and reviewing any acquisition proposals and strategic alternatives. The Board made the decision to engage Perella Weinberg based on, among other things, Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the business and affairs of Cascadian and the industries in which Cascadian conducts its business. The Board also authorized management, together with Perella Weinberg, to initiate discussions with certain strategic parties in order to ascertain the level of potential interest in a strategic alternative involving Cascadian.

On June 7, 2016, a representative of Parent contacted a representative of Cascadian’s management team to express a continuing interest in tucatinib and in discussing potential partnership opportunities. On June 11, 2016, a representative of Parent met with a representative of Cascadian’s management team to discuss Cascadian’s business and a potential partnership or licensing relationship or other strategic transaction involving Cascadian.

Beginning in June, 2016, representatives of Cascadian and Perella Weinberg had preliminary discussions with a number of parties, including Parent, regarding potential strategic alternatives. Such parties were identified by Perella Weinberg and Cascadian’s management team based on their strategic interest in breast cancer or other oncology indications, and as parties who were most likely to have an interest in possibly pursuing a strategic alternative with Cascadian. None of these discussions advanced beyond a preliminary stage. Cascadian also entered into confidentiality agreements with a number of such parties, including entering into a confidentiality agreement with Parent on July 8, 2016. Cascadian also engaged Reed Smith LLP (“Reed Smith”) to act as its legal advisor in connection with Cascadian’s consideration of potential strategic transactions.

On June 28, 2016, Cascadian closed an underwritten public offering of shares of its common stock and a registered direct offering of shares of its preferred stock. Aggregate gross proceeds from the offerings were approximately $46 million. The offerings were undertaken to address Cascadian’s financing needs in connection with the funding of its ongoing clinical trials.

On September 22, 2016, the Board, with representatives from Cascadian’s management team and Perella Weinberg, met at a regularly scheduled meeting. A representative of Cascadian’s management team provided a financial forecast of Cascadian and discussed Cascadian’s financing needs following the offerings undertaken by Cascadian on June 28, 2016. A representative of Perella Weinberg discussed with the Board potential strategic alternatives that may be available to Cascadian. The Board formed a committee comprising Steven P. James, Ted W. Love, M.D., Daniel Spiegelman and Christopher S. Henney, Ph.D., all of whom were independent directors, to make the exploration of potential financing options and strategic alternatives involving Cascadian more efficient and to evaluate the advisability of any such financing option or potential strategic alternative involving Cascadian. The Board noted that, in light of an ordinary course business relationship involving one of

Cascadian’s strategic partners and one of the Board members, such Board member should not be involved in certain discussions regarding any potential strategic alternatives involving Cascadian to ensure that that the committee could evaluate strategic alternatives without encountering any actual or potential conflicts of interest.

On October 13, 2016, following the receipt of feedback from the U.S. Food and Drug Administration related to the clinical advancement of tucatinib which would likely lead to an increase in the cost of related clinical trials, the Board met, with representatives of Cascadian’s management team and Perella Weinberg present. During the meeting, the Board discussed various financing options and potential strategic alternatives in light of the potential increase in cost in clinical trials related to tucatinib and the need for additional financing to complete the trials and directed Perella Weinberg to contact strategic parties with a strategic interest in breast cancer or other oncology indications in connection with a consideration of a potential partnership or licensing relationship or other strategic transaction involving Cascadian.

Beginning in November, 2016, in accordance with direction from the Board, representatives of Perella Weinberg contacted more than 35 strategic parties regarding a potential partnership or licensing relationship or other strategic transaction involving Cascadian, including parties who had expressed preliminary interest earlier in 2016, including Parent, as well as additional parties who were not previously involved in preliminary discussions with representatives of Cascadian and Perella Weinberg, including Party A (“Party A”), Party B (“Party B”), Party C (“Party C”) and Party D (“Party D”). Cascadian also entered into confidentiality agreements with several parties, including entering into a confidentiality agreement with Party B on November 9, 2016 and entering into a confidentiality agreement with Party C on December 22, 2016.

On November 22, 2016, representatives of Cascadian and Perella Weinberg held a teleconference with representatives of Party B in order for Cascadian’s management team to provide an initial overview of Cascadian’s business. On December 13, 2016, representatives of Perella Weinberg called Party B to discuss a proposed timeline and process with respect to a potential partnership or licensing relationship or other strategic transaction involving Cascadian.

On December 14, 2016, representatives of Perella Weinberg called representatives of Party A to discuss a proposed timeline and process with respect to a potential partnership or licensing relationship or other strategic transaction involving Cascadian. Representatives of Party A indicated that Party A might not be in a position to engage with Cascadian with respect to a potential partnership or licensing relationship or other strategic transaction involving Cascadian in the first quarter of 2017.

On December 15, 2016, a representative of Parent contacted a representative of Cascadian to indicate that Parent did not have an interest in pursuing a partnership or licensing relationship or other strategic transaction involving Cascadian at that time due to certain preliminary clinical feedback.

Representatives of Cascadian engaged in discussions with other strategic parties in addition to Party A and Party B during November, 2016 and December, 2016 regarding a potential partnership or licensing relationship or other strategic transaction involving Cascadian, but none of those discussions advanced beyond a preliminary stage.

On January 11, 2017, at the J.P. Morgan Healthcare Conference, representatives of Cascadian and Perella Weinberg met with representatives of several strategic parties that had previously been involved in preliminary discussions with representatives of Cascadian and/or Perella Weinberg, including Party A, Party B, Party C and Party D, respectively, to discuss tucatinib and a potential partnership or licensing relationship involving tucatinib or other potential strategic transaction involving Cascadian. On that same day, Party B was granted access to Cascadian’s online data room.

On January 13, 2017, the Board met, with representatives from Cascadian’s management team and Perella Weinberg present. A representative of Perella Weinberg updated the Board on the status of the discussions with several strategic parties relating to a potential partnership or licensing relationship or other strategic transaction involving Cascadian, and representatives of Cascadian’s management team led a discussion with the Board regarding Cascadian’s financing needs. The Board discussed Cascadian’s financing or other capital-raising alternatives in the event that Cascadian did not receive any suitable proposal in connection with any strategic alternatives involving Cascadian prior to the end of January, 2017. At the conclusion of the meeting, while the Board noted that management and Perella Weinberg should continue discussions with third parties regarding potential strategic alternatives, it resolved that Cascadian should undertake one or more public offerings of Cascadian’s common stock, preferred stock, debt securities, and/or warrants, in any combination thereof, having considered the financing options and strategic alternatives available, including the status of discussions in connection with a potential strategic transaction and the nature and number of parties that have expressed an interest in continuing diligence.

On January 16, 2017 and January 17, 2017, consistent with the Board’s guidance during the January 13, 2017 meeting and at the direction of Cascadian’s management team, representatives of Perella Weinberg called representatives of Party A and Party B, respectively, to assess their continued interest in a potential partnership or licensing relationship or other strategic transaction involving Cascadian.

On January 26, 2017, representatives of Perella Weinberg called representatives of Party B to discuss the status of Cascadian’s public offering as disclosed on its Current Report on Form 8-K on January 24, 2017. The representatives of Party B confirmed Party B’s continued interest in exploring a potential strategic transaction involving Cascadian or the potential licensing of tucatinib in certain markets. Throughout the first two quarters of 2017, representatives of Cascadian and representatives of Party B had discussions regarding the potential licensing of tucatinib. These discussions were terminated on May 11, 2017 due to the inability of the parties to reach consensus regarding licensing terms for certain geographic territories.

On January 27, 2017, Cascadian closed concurrent underwritten public offerings of shares of its common stock and shares of its preferred stock. Aggregate gross proceeds from the offerings were approximately $94 million.

On January 30, 2017, representatives of Party A called a representative of Perella Weinberg to indicate that Party A was not currently in a position to engage with Cascadian and that it would need more time to evaluate tucatinib and determine whether it would be interested in pursuing a potential strategic transaction with Cascadian.

On February 20, 2017, representatives of Cascadian and Perella Weinberg held a teleconference with representatives of Party C to provide an initial overview of Cascadian’s business. From February 20, 2017 through February 28, 2017, Party C submitted additional due diligence requests to Cascadian.

On March 1, 2017, a representative of Party C called a representative of Perella Weinberg to indicate that Party C did not have an interest in pursuing a strategic transaction with Cascadian because its analysis did not support a strategic transaction with Cascadian, and Perella Weinberg reported such discussion with Party C to Cascadian’s management team. On March 2, 2017, Party C’s access to Cascadian’s online data room, which had been granted on February 3, 2017, was terminated and discussions with Party C also terminated.

On March 8, 2017, representatives of Cascadian and Perella Weinberg held a teleconference with representatives of Party D to provide an initial overview of Cascadian’s business.

On March 13, 2017, representatives of Party D called representatives of Cascadian’s management team to indicate that Party D’s interest in tucatinib was limited to a potential clinical collaboration.

On May 25, 2017, Cascadian entered into a confidentiality agreement with Party D to facilitate discussions related to a potential clinical collaboration.

On June 3, 2017, during the Annual Meeting of the American Society of Clinical Oncology, a representative from Cascadian’s management team met with a representative of Party B to discuss Cascadian’s business and a potential clinical collaboration. On June 6, a representative from Cascadian’s management team met with a representative of Party B to further discuss tucatinib.

On June 12, 2017, representatives of Cascadian and Perella Weinberg held a teleconference with representatives of Party D to discuss a potential clinical collaboration.

On June 26, 2017, representatives of Party A called a representative of Cascadian to indicate that, following a period of extensive internal review, Party A was interested in collaborating in the development of tucatinib, including through a potential partnership or licensing relationship with Cascadian.

On June 30, 2017, a representative of Party D called a representative of Cascadian to indicate that Party D did not have an interest in pursuing a clinical collaboration with Cascadian because its priority was development of its own clinical programs.

From January, 2017 through July, 2017, a representative of Cascadian’s management team regularly updated the chairman of the Board regarding preliminary discussions between representatives of Cascadian and/or Perella Weinberg and certain strategic parties relating to strategic alternatives involving Cascadian, and none of those discussions advanced beyond a preliminary stage.

On July 18, 2017, a representative of Party A called a representative of Cascadian’s management team to initiate discussion with respect to a potential strategic transaction involving Cascadian, rather than continue discussions with respect to a potential partnership or licensing relationship as previously discussed between Cascadian and Party A.

On July 20, 2017, a representative of Party A called a representative of Perella Weinberg to confirm that Party A was interested in exploring a potential strategic transaction involving Cascadian.

On August 14, 2017, representatives of Cascadian and Party A met to discuss Party A’s interest in Cascadian as well as the possibility of exploring potential strategic transactions involving Cascadian.

On August 18, 2017, Cascadian and Party A executed a confidentiality agreement and, on August 24, 2017, Cascadian made non-public information available to Party A in an online data room.

Beginning at the end of June, 2017, when Party A reengaged with Cascadian, and continuing through August, 2017, a representative of Cascadian’s management team updated the chairman of the Board regarding discussions between representatives of Cascadian and/or Perella Weinberg and Party A.

On August 23, 2017, the Board, with representatives from Cascadian’s management team as well as representatives of Perella Weinberg and Reed Smith in attendance, held a teleconference to discuss the ongoing discussions with Party A and Cascadian’s strategic alternatives. A representative from Cascadian’s management team updated the Board on the status of the discussions with Party A in a potential strategic transaction with Cascadian. At the conclusion of the meeting, the Board directed management and Perella Weinberg to continue discussions with Party A to encourage Party A to submit a proposal.

On August 28, 2017, representatives of Cascadian’s management team participated in diligence question and answer conference calls with representatives of Party A, and on August 31, 2017, representatives of Cascadian held a teleconference with Party A to discuss Party A’s continuing due diligence investigation of Cascadian.

On September 19, 2017, Party A sent Cascadian a preliminary written non-binding indication of interest pursuant to which Party A proposed to acquire Cascadian for up to $6.50 per Share in cash. The indication of interest stated that it was not contingent on Party A procuring any financing, and identified the remaining due diligence items to be reviewed by Party A. The indication of interest was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Party A’s board of directors.

Party A indicated a desire to move expeditiously to enter into a definitive agreement. In connection with the indication of interest, Party A delivered an initial draft of an agreement and plan of merger prepared by Party A’s outside counsel.

On September 20, 2017, the Board, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin Procter LLP (“Goodwin”), the Board’s outside counsel, held a teleconference to discuss the indication of interest from Party A and Cascadian’s strategic alternatives. Representatives from Reed Smith and Goodwin provided a presentation to the Board regarding the directors’ fiduciary duties in connection with their consideration of the indication of interest from Party A and any other strategic transaction involving Cascadian. A representative from Perella Weinberg reviewed with the Board, on a preliminary basis, certain financial aspects of Party A’s indication of interest, including a preliminary financial analysis. Following extensive discussion, it was the consensus of the members of the Board that the proposed price of $6.50 per Share was inadequate and the Board directed management and Perella Weinberg to prepare a response to Party A for the Board’s review.

On September 26, 2017, the Board, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to discuss a proposed response to the indication of interest from Party A. The Board, management and Perella Weinberg reviewed potential responses to the indication of interest from Party A. Following such discussions and review of the indication of interest from Party A, the Board discussed that the offer price of $6.50 per Share was inadequate and did not reflect what the Board believed was a fair valuation of Cascadian, and the Board directed management and Perella Weinberg to communicate such response to Party A and indicate that Party A would need to improve the terms and conditions of its offer in order for Cascadian to pursue a transaction. In order to make the exploration of a potential transaction more efficient, the Board determined to form a transaction committee (the “Transaction Committee”) to facilitate negotiations with Party A and any other parties interested in pursuing a potential transaction with Cascadian and to receive input from the Board relating to those discussions. The Board appointed Christopher Henney, Ph.D., Steven P. James, Ted W. Love, M.D., and Daniel Spiegelman to the Transaction Committee, all of whom are independent directors who indicated they would be able to commit sufficient time to undertake the responsibilities associated with membership on the Transaction Committee. Given his prior experience with strategic transactions with public companies and his tenure on the Board, the Board appointed Dr. Henney as chair of the Transaction Committee. In determining who would comprise the Transaction Committee, the Board thought it would be prudent to establish a committee comprised of independent members with no known affiliations with potential buyers or strategic partners who might be impacted if Cascadian were to undertake a strategic transaction. The Board noted that, in light of an ordinary course business relationship involving one of Cascadian’s strategic partners and one of the Board members, such Board member should not be a member of the Transaction Committee or involved in certain discussions regarding a potential transaction to ensure that that the committee could evaluate strategic alternatives without encountering any actual or potential conflicts of interest. A representative of Goodwin reviewed again with the Board their fiduciary duties in the context of a potential sale transaction.

In accordance with direction from the Board, on September 28, 2017, representatives from Cascadian’s management team called a representative of Party A to indicate that that the offer price of $6.50 per Share was inadequate and did not reflect what the Board believed was a fair valuation of Cascadian and that, if Party A improved the terms and conditions of its offer, Cascadian would consider a revised proposal.

On October 9, 2017, representatives from Party A called a representative from Cascadian’s management team to organize a meeting to discuss the assumptions underlying the valuation of Cascadian in order for Party A to consider improving the terms and conditions of its offer of $6.50 per Share.

Representatives from Cascadian’s management team, Perella Weinberg and Party A met on October 16 and 17, 2017 to discuss assumptions with respect to Cascadian’s market size and potential revenue value as well as its clinical development and manufacturing plans.

On October 25, 2017, Party A sent Cascadian a revised non-binding indication of interest pursuant to which Party A proposed to acquire Cascadian for $8.75 per Share in cash. Later that same day, representatives from Party A called representatives from Cascadian’s management team to discuss Party A’s revised proposal to acquire Cascadian. The revised indication of interest stated that it was not contingent on Party A procuring any financing, and identified the remaining due diligence items to be reviewed by Party A. The revised indication of interest was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Party A’s board of directors. Party A again indicated a desire to move expeditiously to enter into a definitive agreement.

On October 26, 2017, the Transaction Committee, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to discuss recent discussions with Party A and the terms of the revised indication of interest from Party A. A representative of Goodwin reviewed with the Transaction Committee their fiduciary duties in the context of a potential sale transaction. A representative from Perella Weinberg updated the Transaction Committee on recent discussions between representatives from Cascadian’s management team and representatives from Party A relating to Cascadian’s valuation. A representative from Cascadian’s management team further updated the Transaction Committee on the revised indication of interest from Party A, the methodology used by Party A in determining the revised offer price, and potential responses. A representative from Perella Weinberg then reviewed with the Transaction Committee, on a preliminary basis, certain financial aspects of the revised indication of interest from Party A. Following extensive discussion, it was the consensus of the members of the Transaction Committee that the proposed price of $8.75 per Share was inadequate and the Transaction Committee directed management to communicate such response to Party A and indicate that Party A would need to improve the terms and conditions of its offer in order for Cascadian to pursue a transaction. On that same day, representatives of Cascadian’s management team called a representative of Party A to convey Cascadian’s response.

On November 3, 2017, a representative of Party A called a representative of Cascadian’s management team to indicate that Party A would be submitting a revised offer in connection with a potential strategic transaction involving Cascadian.

On November 13, 2017, Party A sent Cascadian a further revised non-binding indication of interest pursuant to which Party A proposed to acquire Cascadian for $10.00 per Share in cash (the “Party A $10 Proposal”). The further revised indication of interest stated that it was not contingent on Party A procuring any financing, and identified the remaining due diligence items to be reviewed by Party A. The further revised indication of interest was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Party A’s board of directors. Party A again indicated a desire to move expeditiously to enter into a definitive agreement.

On November 16, 2017, the Transaction Committee, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to discuss the terms of the Party A $10 Proposal. A representative of Goodwin reviewed with the Transaction Committee their fiduciary duties in the context of a potential sale transaction. A representative of Perella Weinberg then reviewed with the Transaction Committee, on a preliminary basis, certain financial aspects of the Party A $10 Proposal, including a preliminary financial analysis. Reed Smith discussed the initial draft agreement and plan of merger prepared by Party A’s outside counsel and the drafting of a merger agreement to provide to other potential strategic acquirers. Following extensive discussion, it was the consensus of the members of the Transaction Committee that it would be in the best interest of the Cascadian stockholders to review strategic alternatives to determine whether there could be an opportunity available that would provide greater value to Cascadian stockholders, including the potential for interest from other strategic parties in pursuing a strategic transaction with Cascadian. Although the Transaction Committee therefore determined not to accept an offer to acquire Cascadian at a proposed price of $10.00 per Share at this time, the Transaction Committee instructed Cascadian management and Perella Weinberg to continue to negotiate with Party A for a higher price per Share while Reed Smith reviewed and revised the initial draft agreement and plan of merger prepared by Party A’s outside counsel. A representative of Perella Weinberg then discussed with the Transaction Committee the process to date and a list of potential strategic acquirers, including parties who participated in the discussions in 2016 and early 2017, that was determined based on Cascadian’s management team’s input and direction, to determine whether such strategic parties were interested in acquiring Cascadian at a price in excess of the Party A $10 Proposal, given that Party A’s offer price was now within a valuation range that the Transaction Committee believed to be acceptable. Such strategic parties were also identified by Perella Weinberg, with management input, as parties who were most likely to continue to have an interest in possibly pursuing a transaction with Cascadian. At the conclusion of the meeting, the Transaction Committee directed management and Perella Weinberg to contact the seven strategic parties that Cascadian had preliminary discussions with earlier in 2016 and early 2017, considered by the Transaction Committee to be the most likely to continue to have an interest in possibly pursuing a transaction with Cascadian while allowing Party A to continue its due diligence investigation of Cascadian. On that same day, representatives of Cascadian’s management team called representatives of Party A to convey Cascadian’s response to the Party A $10 Proposal and to have further discussions with respect to additional diligence materials that were requested by Party A.

In accordance with the direction of the Transaction Committee, beginning on November 16, 2017, Perella Weinberg began contacting representatives of seven potential strategic acquirers, including Parent and Party B, to determine whether they had an interest in pursuing an acquisition of Cascadian and advised such representatives that if they had interest in a potential strategic transaction with Cascadian, they should submit a proposal. From November 21, 2017 to December 7, 2017, five of the potential strategic acquirers contacted by Perella Weinberg indicated that they would not be submitting any proposal to acquire Cascadian for reasons ranging from (i) concerns that they would not be able to offer a sufficiently high price, (ii) Cascadian’s focus on breast cancer treatment was not aligned with its current internal focus, (iii) concerns over ongoing clinical risk, to (iv) a transaction with Cascadian was not a strategic priority.

From November 27, 2017 through December 11, 2017, Party A submitted additional due diligence requests to Cascadian.

Also on November 27, 2017, representatives of Parent attended a telephonic management presentation given by representatives of Cascadian. The following day, on November 28, 2017, representatives of Parent were given access to Cascadian’s online data room.

Beginning on November 30, 2017 and continuing through January 30, 2018, representatives of Cascadian’s management team participated in due diligence question and answer calls and meetings with representatives of Parent, and Parent continued to perform its due diligence review of Cascadian.

Also on November 30, 2017, representatives of Cascadian’s management team participated in due diligence question and answer conference calls with representatives of Party A.

In response to Perella Weinberg’s outreach on November 17, 2017, at the direction of the Transaction Committee, Party B requested access to Cascadian’s online data room, which access had been previously terminated on March 22, 2017, and, on December 1, 2017, representatives of Party B were again given access to Cascadian’s online data room.

On December 5, 2017, the Transaction Committee, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to discuss recent developments with Party A and other potential strategic parties. A representative of Goodwin reviewed with the Transaction Committee their fiduciary duties in the context of a potential sale transaction. A representative of Perella Weinberg then updated the Transaction Committee on the status of the discussions with Parent, Party A, Party B and other potential strategic parties. Representatives of Perella Weinberg also discussed with the Transaction Committee proposed next steps in engaging with Party A and its advisers. A representative from Reed Smith then reviewed the key terms of Cascadian’s proposed response to the initial draft agreement and plan of merger submitted by Party A in connection with its initial proposal. At the conclusion of the meeting, the Transaction Committee directed

Cascadian’s management team and advisers to provide further diligence information to Party A based on its requests, to continue discussions with Party A, Parent and Party B and directed Reed Smith to deliver Cascadian’s response to the draft agreement and plan of merger to Party A’s outside counsel.

Also on December 5, 2017, Reed Smith sent to Party A’s outside counsel a revised draft of the agreement and plan of merger.

On December 12, 2017, at the direction of the Transaction Committee, Perella Weinberg delivered a draft of the Merger Agreement prepared by Reed Smith to representatives of Parent and indicated that Parent should return a revised draft of the Merger Agreement along with any offer it submitted.

On December 13, 2017, representatives of Party B called representatives of Perella Weinberg to indicate that it would not further pursue a potential acquisition of Cascadian because it was unable to offer a sufficiently high price based on its current risk assessment and the size of the potential transaction.

On December 14, 2017, the Board, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to discuss recent developments with Party A and other strategic parties with respect to a potential strategic transaction with Cascadian. A representative of Goodwin reviewed with the Board their fiduciary duties in the context of a potential sale transaction. A representative of Perella Weinberg then discussed with the Board the process to date and recent developments, including the progression of Party A’s bid and discussions with Parent, Party B and other identified potential strategic parties based on the input from Cascadian’s management team. A representative of Perella Weinberg also reviewed with the Board, on a preliminary basis, certain financial aspects of the Party A $10 Proposal, including a preliminary financial analysis. A representative from Reed Smith then reviewed with the Board the key terms of Cascadian’s response to the initial draft agreement and plan of merger submitted by Party A and the draft Merger Agreement that was delivered to Parent on behalf of Cascadian. At the conclusion of the meeting, the Board, representatives of Cascadian’s management team, and Perella Weinberg discussed next steps in engaging with Party A and Parent and the Board directed Cascadian’s management team and advisers to continue discussions with Party A and Parent.

On December 15, 2017 and December 20, 2017, representatives from Party A participated in calls with representatives from Cascadian’s management team to discuss Party A’s continuing due diligence investigation of Cascadian and to indicate that Party A would not be in a position to determine whether it should submit a further revised non-binding indication of interest prior to the J.P. Morgan Healthcare Conference, which was taking place from January 8, 2018 to January 11, 2018.

On December 18, 2017, the Board, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to discuss various matters, including a potential strategic transaction with Party A or Parent. A representative of Perella Weinberg discussed with the Board the process to date and recent developments. A representative of Goodwin then reviewed with the Board their fiduciary duties in the context of a potential sale transaction.

On December 20, 2017, representatives from Perella Weinberg called a representative of Parent to discuss timing and process in connection with a potential strategic transaction involving Cascadian and Parent expressed a continued interest in pursuing a potential strategic transaction with Cascadian.

On December 22, 2017, a representative from Cascadian’s management team called a representative of Parent to discuss the valuation of Cascadian.

On January 5, 2018, a representative from Party A called a representative from Cascadian’s management team to express Party A’s continued interest in pursuing a potential strategic transaction with Cascadian and to indicate that Party A was continuing its work with respect to valuation.

On January 7, 2018, representatives of Parent and representatives from Cascadian’s management team had multiple meetings to discuss Parent’s continued interest in pursuing a potential strategic transaction with Cascadian.

On January 9, 2018, additional representatives of Parent were given access to Cascadian’s online data room. On that same day, a representative of Perella Weinberg met with a representative of Party A’s financial advisor to discuss whether Party A had a continued interest in pursuing a potential strategic transaction involving Cascadian. Representatives of Party A indicated that Party A had not yet completed its due diligence review of Cascadian.

On January 15, 2018, Parent sent Cascadian a preliminary written non-binding indication of interest pursuant to which Parent proposed to acquire Cascadian for $400 million in up-front cash consideration (amounting to approximately $6.56 per Share implied by the $400 million cash offer) and up to $100 million in contingent cash consideration (amounting to approximately $1.62 per Share implied by the $100 million contingent cash consideration offer (assuming achievement of the relevant milestones and not adjusted for probability of success)) related to the achievement of FDA approval and other events relating to tucatinib following the achievement of FDA approval. The indication of interest was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Parent’s board of directors. Parent indicated a desire to move expeditiously to enter into a definitive agreement.

Following telephonic discussions with Cascadian’s advisers and the chairman of the Board (who was also a member of the Transaction Committee), on January 15, 2018, a representative of Cascadian’s management team provided a response to Parent’s indication of interest, indicating that Parent’s offer price was inadequate, that its offer price was below that of another indication of interest that Cascadian had received and noting that such other indication of interest did not involve any contingent consideration.

That same day, a representative of Leerink Partners, LLC, Parent’s financial advisor (“Leerink”), called a representative of Perella Weinberg to request feedback on Parent’s indication of interest. At the direction of Cascadian’s management team, the representative of Perella Weinberg provided feedback that was consistent with the communication from the representative of Cascadian’s management team earlier that day, noting, in particular, that Parent’s offer price was inadequate and below that of another indication of interest that Cascadian had received.

On January 17, 2018, a representative of Cascadian’s management team met with a representative of Parent to discuss Parent’s offer. The representative of Cascadian’s management team indicated that Parent would need to improve the terms and conditions of its offer, including with respect to price. The representative of Parent indicated that Parent remained interested in Cascadian and expressed a desire to move expeditiously to enter into a definitive agreement.

That same day, a representative of Party A called a representative of Cascadian’s management team to discuss Party A’s continued interest in pursuing a potential transaction. The representative of Party A indicated that Party A had an internal meeting with senior management scheduled for January 26, 2018, and would likely not be able to provide a response to Cascadian until after that meeting. The representative of Cascadian indicated that another party was continuing to pursue a potential transaction with Cascadian and had been making significant progress in due diligence such that Party A should consider accelerating its internal review if it had a continued interest in pursuing a potential transaction with Cascadian.

On January 18, 2018, a representative of Cascadian’s management team had a call with a representative of Parent to discuss Parent’s offer, including the possibility that a revised offer from Parent would include Parent stock as part of the consideration.

On January 19, 2018, Parent sent Cascadian a revised written non-binding indication of interest pursuant to which Parent proposed to acquire Cascadian for $500 million in up-front cash consideration (amount to approximately $8.16 per Share implied by the $500 million cash offer) and up to $120 million in contingent cash consideration (amounting to approximately $1.93 per Share implied by the $120 million contingent cash consideration offer (assuming achievement of the relevant milestones and not adjusted for probability of success)) related to the achievement FDA approval and other events relating to tucatinib following the achievement of FDA approval. The indication of interest was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Parent’s board of directors. Parent again indicated a desire to move expeditiously to enter into a definitive agreement.

That same day, following telephonic discussions with the chairman of the Board and Cascadian’s advisers, including representatives from Perella Weinberg, Reed Smith and Goodwin, to discuss the terms of Parent’s revised non-binding indication of interest, a representative of Cascadian’s management team called a representative of Parent to indicate that Parent’s offer price was inadequate as it continued to be below that of another indication of interest that Cascadian had received and it continued to include contingent consideration. The representative of Cascadian indicated to the representative of Parent that in order for its indication of interest to be considered competitive, Parent would have to offer at least $10.00 per Share in cash without involving any contingent consideration.

On January 22, 2018, a representative of Parent called a representative of Cascadian’s management team to provide an oral proposal to acquire Cascadian for $600 million in up-front cash consideration without including any contingent consideration (amounting to approximately $9.77 per Share implied by the $600 million offer). Parent again indicated a desire to move expeditiously to enter into a definitive agreement, requested access to perform confirmatory due diligence, and requested that Cascadian enter into an exclusivity agreement with Parent. Later that same day, Parent’s outside counsel, Sullivan & Cromwell LLP (“Sullivan & Cromwell”), sent a revised draft of the Merger Agreement to Reed Smith.

On January 23, 2018, Parent documented its oral proposal in a further revised written non-binding indication of interest pursuant to which Parent proposed to acquire Cascadian for $600 million in up-front cash consideration (amounting to approximately $9.77 per Share implied by the $600 million offer) without involving any contingent consideration. The indication of interest was subject to a number of conditions, including completion of due diligence, negotiation of definitive documents and approval of Parent’s board of directors, but did not include a request for exclusivity. Parent again indicated a desire to move expeditiously to enter into a definitive agreement.

That same day, Perella Weinberg called a representative of Party A’s financial advisor to indicate that Cascadian had received a revised indication of interest from another party at an offer price that was competitive to the offer price proposed by Party A such that Party A was now behind both in timing and in process and it should consider accelerating its internal review if it had a continued interest in pursuing a potential transaction with Cascadian.

Also on January 23, 2018, the Transaction Committee, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to discuss recent developments with Parent and Party A with respect to a potential strategic sale transaction with Cascadian. A representative of Goodwin reviewed with the Transaction Committee their fiduciary duties in the context of a potential sale transaction. A representative of Perella Weinberg then updated the Transaction Committee on the status of the discussions with Party A and Parent and reviewed, on a preliminary basis, certain financial aspects of Parent’s non-binding indication of interest. A representative from Reed Smith then reviewed the key issues in the revised draft Merger Agreement received from Sullivan & Cromwell on behalf of Parent. Representatives from Perella Weinberg also discussed with the Transaction Committee proposed next steps in engaging with Parent and Party A. At the conclusion of the meeting, the Transaction Committee directed Cascadian’s management team and advisers to continue discussions with Parent and Party A in order to get the best possible price and best possible other terms for any proposed transaction, Perella Weinberg to make an inquiry with respect to Parent’s financing sources for the potential transaction, and Reed Smith to prepare and deliver to Parent a response to the revised draft Merger Agreement and requested that the results of such efforts be reported to the full Board.

On January 24, 2018, a representative of Cascadian’s management team called a representative of Parent to discuss Parent’s offer. The representative of Cascadian indicated that Parent would have to improve the terms and conditions of its offer in order for its offer to be considered to be superior to that of the other party that was also interested in pursuing a potential transaction with Cascadian. The representative of Cascadian also indicated that Cascadian’s advisors would need to understand the sources of financing and review draft commitment letters with respect to Parent’s financing of the potential transaction.

On January 25, 2018, representatives of Reed Smith called a representative of Sullivan & Cromwell to discuss process and timing with respect to the draft Merger Agreement and the potential transaction.

Also on January 25, 2018, a representative of Parent called a representative of Cascadian to discuss Parent’s offer, including certain issues that had been raised during calls between Cascadian’s advisers and Parent’s advisers. The representative of Parent indicated that Parent was not in a position to further increase its offer price. The representative from Cascadian again emphasized that Parent would have to improve the terms and conditions of its offer in order for its offer to be considered to be superior to that of the other party.

Later that day, Cascadian and Reed Smith received a draft debt commitment letter with respect to Parent’s financing in connection with the diligence requested by Cascadian and its advisers. Reed Smith sent a revised draft of the Merger Agreement to Sullivan & Cromwell. Among other items, the revised draft requested: (i) a decrease in the size of the proposed termination fee from 3.75% of equity value to 2.75% of enterprise value, (ii) the removal of the closing condition relating to retaining a minimum amount of cash, (iii) certain changes to the non-solicitation and board recommendation covenants, (iv) the removal of Cascadian’s obligation to reimburse Parent for its expenses if the Merger Agreement is terminated under certain circumstances, and (v) certain changes to the minimum tender condition.

On January 26, 2018, a representative of Party A called a representative of Cascadian’s management team following Party A’s request to have a teleconference after the conclusion of Party A’s management meeting earlier that day. Party A indicated that, based on further valuation analyses, Party A was withdrawing from the process and would not be pursuing a strategic transaction with Cascadian at this time.

On January 27, 2018, Sullivan & Cromwell sent a revised draft of the Merger Agreement to Reed Smith.

Also on January 27, 2018, the Board (including members of the Transaction Committee), with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to receive an update on recent developments with Parent and Party A with respect to a potential strategic sale transaction with Cascadian. A representative of Goodwin reviewed with the Board their fiduciary duties in the context of a potential sale transaction. A representative of Perella Weinberg then updated the Board on the status of the discussions with Party A and Parent, including that Party A had disengaged from the process. A representative of Perella Weinberg then reviewed with the Board, and the parties discussed the financial projections prepared by Cascadian’s management, which projections are further described below under the heading “—Certain Unaudited Prospective Financial Information of Cascadian” (the “Cascadian Projections”), including the key assumptions and future financings reflected in the Cascadian Projections, that the Board (including members of the Transaction Committee) had directed Perella Weinberg to use and rely upon for its discounted cash flow analysis. A representative of Perella Weinberg also updated the Board on its conversations with Leerink regarding the sources of Parent’s proposed financing. A representative from Reed Smith then summarized Parent’s material changes to the draft of the Merger Agreement. After a thorough discussion of the terms of the revised indication of interest from Parent and the material terms of the Merger Agreement as revised by Sullivan & Cromwell, the Board directed (i) Perella Weinberg to ask Leerink to provide Parent’s best and final offer on a per Share basis and to indicate that the Board would not accept an offer of less than $10.00 per Share, (ii) Reed Smith to negotiate the terms of the Merger Agreement with Sullivan & Cromwell, and (iii) Cascadian’s management team to continue discussions with Parent in order to improve the terms and conditions of its offer.

Following the Board meeting, and consistent with the Board’s direction, representatives of Perella Weinberg called Leerink to request that Parent provide its best and final offer on a per Share basis and indicated that the Board would not accept an offer of less than $10.00 per Share.

On January 28, 2018, representatives of Reed Smith and Sullivan & Cromwell conducted a teleconference to discuss Sullivan & Cromwell’s revised draft of the Merger Agreement. Reed Smith highlighted concerns of the Board and other concerns with respect to certain terms of the revised draft Merger Agreement and requested, among other items: (i) a decrease in the size of the proposed termination fee from 3.75% of equity value to 3.0% of enterprise value, (ii) certain changes to the non-solicitation and board recommendation covenants, (iii) certain changes to the termination fee triggers, (iv) the removal of Cascadian’s obligation to reimburse Parent for its expenses if the Merger Agreement is terminated under certain circumstances, (v) certain changes to the minimum tender condition, and (vi) removal of the closing condition relating to retaining a minimum amount of cash. Later that night, Reed Smith sent a revised draft of the Merger Agreement to Sullivan & Cromwell.

Also on January 28, 2018, a representative of Cascadian’s management team met with a representative of Parent to discuss Parent’s offer and to reiterate that the Board would not accept an offer of less than $10.00 per Share. The representative of Parent indicated that $10.00 per Share in cash was Parent’s best and final offer.

During the course of January 29, 2018 and January 30, 2018, representatives of Reed Smith and Sullivan & Cromwell negotiated and finalized the terms of the Merger Agreement.

In the evening of January 30, 2018, the Board, including all of the members of the Transaction Committee, with representatives from Cascadian’s management team, Reed Smith, Perella Weinberg and Goodwin, met to consider the proposed transaction with Parent. Prior to the meeting, the members of the Board were provided with materials relating to the proposed transaction, including, among other things, the substantially final form of the Merger Agreement and a summary prepared by Reed Smith of the material terms of the Merger Agreement. A representative of Goodwin reviewed with the Board their fiduciary duties in connection with their consideration of the proposed transaction. Perella Weinberg reviewed with the Board its financial analysis with respect to the Offer Price and the Per Share Merger Consideration (as defined in the Merger Agreement) of $10.00 per Share. Perella Weinberg then rendered an oral opinion, which was confirmed by delivery of a written opinion from Perella Weinberg, dated as of January 30, 2018, to the effect that, as of the date of such opinion, and based upon and subject to the factors, assumptions, qualifications and limitations set forth therein, the Offer Price and the Per Share Merger Consideration of $10.00 per Share to be received by the holders of Shares, other than Excluded Shares (as defined in the Merger Agreement), pursuant to the Merger Agreement, is fair, from a financial point of view, to such holders (see “Item 4 — The Solicitation or Recommendation — Opinion of Cascadian’s Financial Advisor” for further details). A representative of Reed Smith then reviewed the terms of the Merger Agreement with the Board.

After careful consideration, including the Transaction Committee’s and the full Board’s analyses of the possible alternatives to the proposed transaction, including remaining independent, and the risks associated with such possible alternatives (see below under the heading “— Reasons for the Recommendation of the Transaction Committee and the Board”), the Board, upon the unanimous recommendation of the Transaction Committee, unanimously: (i) determined that the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of Cascadian and its stockholders; (ii) approved the Merger Agreement and declared it advisable; (iii) approved the execution, delivery and performance by Cascadian of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (v) recommended that the stockholders of Cascadian accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. The closing price per Share on January 30, 2018, before the Merger Agreement was executed, was $5.90.

Following the meeting of the Board on January 30, 2018, Cascadian, Parent and Merger Sub executed and delivered the Merger Agreement.

On the morning of January 31, 2018, prior to the opening of trading of Shares on NASDAQ, Parent and Cascadian issued a joint press release announcing the execution of the Merger Agreement and the forthcoming commencement of the Offer. The joint press release is included as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

On February 8, 2018, Parent and Merger Sub commenced the Offer.

Reasons for the Recommendation of the Board

The Transaction Committee and the Board carefully considered the Merger Agreement, the Offer and the Merger and consulted with Cascadian’s management and financial and legal advisors. The Transaction Committee and the Board took into account numerous factors, including, but not limited to, the non-exhaustive material factors listed below in evaluating the Merger Agreement, the Offer and the Merger. After careful consideration, including the Board’s analyses of the possible alternatives to the proposed transaction and the risks associated with such possible alternatives, the Board (upon the unanimous recommendation of the Transaction Committee), at the meeting described above on January 30, 2018, unanimously: (i) determined that the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of Cascadian and its stockholders; (ii) approved the Merger Agreement and declared it advisable; (iii) approved the execution, delivery and performance by Cascadian of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (v) recommended that the stockholders of Cascadian accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. In connection with its determination, the Transaction Committee and the Board considered and evaluated a number of factors and benefits, including, but not limited to, the following non-exhaustive material factors and benefits, each of which the Transaction Committee and the Board believed supported its unanimous determination and recommendation:

•	The Offer and the Merger Maximize Stockholder Value. The Transaction Committee’s and the Board’s belief, after a thorough review of other strategic alternatives reasonably available to Cascadian (including continuing to operate on a stand-alone basis), in each case taking into account the potential benefits, risks and uncertainties associated with those alternatives, that the Offer and the Merger represent Cascadian’s best prospect for maximizing stockholder value;

•	More Favorable than Remaining Independent. The Transaction Committee’s and the Board’s belief that the all-cash Offer Price of $10.00 per Share, after considering the business, operations, prospects, strategic and operating plans, properties, assets, liabilities and financial condition of Cascadian, and the relative certainty, value and liquidity of the consideration in cash for the Offer and the Merger, is more favorable to Cascadian’s stockholders than the uncertain potential value that could be expected to be generated from the alternative of Cascadian remaining independent and pursuing its current business and financial plans taking into account risks of execution as well as business, competitive, industry, regulatory and market risks;

•	Offer Price. The relationship of the Offer Price of $10.00 per Share to the current trading price and the historical trading prices of the Shares, including the fact that the Offer Price represented an approximately 69% premium over the January 30, 2018 closing price per Share (the last full trading day before materials relating to the January 30, 2018 meeting of the Board were circulated to the Board and before the Transactions were reported publicly) and an approximately 139% premium to the 30-day volume weighted average Share price as of the 30-day period ended January 30, 2018;

•	Transaction Process. The sale process managed and overseen by the Transaction Committee, with the assistance of Perella Weinberg and the Company’s legal advisor, including the fact that, during the sale process, representatives of Cascadian and Perella Weinberg contacted or were contacted by several potential counterparties, engaged in due diligence with and provided management presentations to many of those potential counterparties, as set forth in greater detail above;

•	Product Development and Regulatory Risks. The fact that Cascadian’s product candidates are currently in clinical development presents significant product development and regulatory risk. The successful development of pharmaceutical products is highly uncertain. Product candidates that appear promising in research and development may be delayed or fail to reach later stages of development. Furthermore, decisions regarding the further development of product candidates must be made with limited and incomplete data, which makes it difficult to accurately predict whether the allocation of limited resources and the expenditure of additional capital on specific product candidates will result in desired outcomes. Preclinical and clinical data can be interpreted in different ways, and negative or inconclusive results or adverse medical events during a clinical trial could delay, limit or prevent the development of a product candidate, which could harm Cascadian’s business, financial condition or the trading price of its securities. There can be no assurance as to whether or when Cascadian will receive regulatory approvals for any of its product candidates, including tucatinib, CASC-578 and CASC-674;

•	Tucatinib is a late-stage clinical development candidate and the risks associated with its development are significant. Promising preclinical data in animal models and early clinical data may not be predictive of later clinical trial results. Clinical data from our pivotal HER2CLIMB clinical trial may fail to establish that tucatinib is effective in treating HER2+ breast cancer or associated brain metastases or may indicate safety profile concerns not indicated by earlier clinical data.

•	In December 2017, Cascadian reported results from a subgroup analysis from its two ongoing combination studies of tucatinib, which demonstrated prolonged progression-free survival benefit regardless of presence of brain metastases or patient characteristics. These results were presented at the 2017 San Antonio Breast Cancer Symposium (SABCS). In December 2017, the first patient was enrolled in the investigator-initiated Phase 1b/2 trial known as TULiP that is evaluating tucatinib in combination with an aromatase inhibitor and CDK4/6 agent for patients with hormone receptor-positive and HER2-positive (HR+/HER2+) metastatic breast cancer. Based on the activity of tucatinib in combination with multiple agents in patients with brain metastases observed in prior studies, the trial will also include these patients.

•	Product Launch and Commercialization Risks and Costs. The Transaction Committee’s and the Board’s assessment of the significant risks and considerable costs associated with a successful launch and commercialization by Cascadian of its product candidates that would impact Cascadian’s prospects for substantially increasing stockholder value in excess of the Offer Price as a standalone company, given the risks and uncertainties in its business, including, among other things, the costs and risks associated with building a commercial infrastructure, hiring or leasing a sales force, and launching and marketing tucatinib for the treatment of cancer (assuming tucatinib receives marketing approval); continuing the development of other pipeline drug candidates or acquisition of other commercial or pipeline assets; risks relating to competition from existing drugs and drugs under development; risks relating to commercial drug sales; the ability to make differentiated product claims for tucatinib which informs risks relating to reimbursement and product pricing; the risk that Cascadian could require additional capital in order to execute on its strategy before achieving profitability and the potential cost of capital, including the dilution to the existing equity holders; and the execution risks associated with transforming a biopharmaceutical company focused on product development into a profitable specialty pharmaceutical company with sufficient scale and sales execution ability to compete effectively;

•	Arms’ Length Negotiations. The course of negotiations with Parent, including the fact that the Offer Price and the other terms of the Merger Agreement resulted from robust arms’ length negotiations between representatives of Cascadian in consultation with Cascadian’s independent legal and financial advisors (and with direction and instruction from the Transaction Committee), on the one hand, and Parent and Parent’s legal and financial advisors, on the other hand, and the Transaction Committee’s and the Board’s belief that the Offer Price represented the highest per Share consideration that could be negotiated and that the terms of the Merger Agreement include the most favorable terms to Cascadian in the aggregate to which Parent was willing to agree;

•	Structure and Speed of Completion. The fact that the transaction is structured as a two-step acquisition of Cascadian, consisting of a tender offer followed by a second-step merger; the fact that under the DGCL, the Merger can be effected immediately following the consummation of the Offer, without a meeting or vote of Cascadian’s stockholders; and the fact that, subject to the satisfaction of the closing conditions set forth in the Merger Agreement, the anticipated timing of the consummation of the Offer and the Merger should allow stockholders to receive the consideration for their Shares in a relatively short timeframe. The Board considered that the potential for closing in a relatively short timeframe could also reduce the amount of time in which Cascadian’s business would be subject to the potential disruption and uncertainty pending closing;

•	Antitrust. The belief of the Transaction Committee and the Board, on advice from the Company’s legal advisor, that the transaction is unlikely to be delayed by antitrust review and that there is potentially a relatively short timeframe before closing;

•	Terms of the Merger Agreement; Ability to Consider, Receive and Respond to Unsolicited Proposals. The Transaction Committee and the Board believed the provisions of the Merger Agreement were in the best interests of Cascadian and its stockholders, and considered, among other terms and conditions of the Merger Agreement, the following:

•	the fact that Merger Sub is required to extend the Offer on one or more occasions until the Outside Date (as defined in the Merger Agreement) if, at the scheduled expiration time of the Offer, any of the Offer conditions which are capable of being satisfied prior to the Outside Date are not satisfied or waived in order to permit the satisfaction of all Offer conditions, except that if at a scheduled expiration time the only unsatisfied Tender Offer Condition is the Minimum Condition (as defined in the Merger Agreement), the Offer will be extended for the shorter of (i) 20 business days and (ii) the number of business days remaining prior to the Termination Date;

•	the fact that the Offer Price is payable entirely in cash;

•	the limited and otherwise customary conditions to the Transactions;

•	the fact that the end date under the Merger Agreement on which either party, subject to certain exceptions, can terminate the Merger Agreement allows for sufficient time to consummate the Transactions;

•	the anticipated timing of consummation of the Offer and the Merger; and

•	the fact that the Merger Agreement allows Cascadian, under certain circumstances, to consider and respond to a Superior Proposal (as defined in the Merger Agreement) for an acquisition transaction from a third party prior to the Acceptance Time, and that the Board has the right, after complying with the terms of the Merger Agreement, to change its recommendation to Cascadian’s stockholders and terminate the Merger Agreement in order to enter into an agreement with respect to a Superior Proposal in certain instances, upon payment of a termination fee of $17 million;

•	Likelihood of Completion. The Transaction Committee’s and the Board’s belief of the reasonable likelihood that the Offer and the Merger will be completed based on, among other things: (i) the conditions to the Offer and the Merger are specific and limited in scope; (ii) the fact that the completion of the Offer and the Merger are not subject to any financing conditions; (iii) Cascadian’s ability to request the Delaware Court of Chancery to specifically enforce the Merger Agreement, including the consummation of the Offer and the Merger and (iv) the financial condition and reputation of Parent;

•	Delaware Appraisal Rights. The availability of statutory appraisal rights to Cascadian’s stockholders who do not tender their Shares in the Offer and otherwise comply with all the required procedures under the DGCL should they so choose; and

•

Opinion of Cascadian’s Financial Advisor. The Board considered the opinion of Perella Weinberg, dated January 30, 2018, to the Board as to the fairness, from a financial point of view and as of such date, of the Offer Price and the Per Share Merger Consideration of $10.00 per Share to be received by the holders of Shares, other than Excluded Shares (as defined in the Merger Agreement), pursuant to the Merger Agreement, which opinion was based upon, and subject to, various factors, assumptions, qualifications and limitations on the review undertaken, as discussed below under “— Opinion of Cascadian’s Financial Advisor.”

The Transaction Committee and the Board also considered a variety of uncertainties and risks and other potentially negative factors in its deliberations concerning the Offer, the Merger and the Merger Agreement, including, but not limited to, the following:

•	No Stockholder Participation in Future Growth or Earnings. The fact that, if the Offer and the Merger are consummated, Cascadian’s stockholders will receive the Offer Price or Per Share Merger Consideration and cease to participate in future earnings or growth of Cascadian and will not benefit from any appreciation in value of the combined company, including potential growth from sales of future products;

•	No-Shop Restrictions. The fact that the Merger Agreement restricts Cascadian’s ability to solicit competing proposals from and engage in discussions with third parties relating to any competing proposals; however, based upon the sale process above in “— Background of the Offer”, the Board believed it had a strong basis for determining that the Offer and the Merger were the best transactions reasonably likely to be available to the Company;

•	Termination Fee. The fact that the Merger Agreement provides for a termination fee of $17 million that would become payable by Cascadian under certain circumstances, including if the Board changes its recommendation and Parent terminates the Merger Agreement or if Cascadian terminates the Merger Agreement to accept a Superior Proposal;

•	Closing Conditions. The facts that the completion of the Offer and the Merger require the satisfaction of closing conditions, that the conditions to the Offer may not be satisfied, that Shares may not be purchased pursuant to the Offer, and that the Merger may not be consummated;

•	Time and Expense Commitment. The fact that Cascadian has incurred and will continue to incur significant transaction costs and expenses in connection with the Transactions, regardless of whether they are consummated, and if the Offer does not close, Cascadian will be required to pay its own expenses associated with the Merger Agreement and the Transactions (other than any fees associated with any filings required under antitrust laws);

•	Risks the Offer and the Merger May Not Be Completed. The fact that (i) conditions to the parties’ obligations to complete the Offer or Merger may not be satisfied, (ii) consummation may be unduly delayed or (iii) the Offer or the Merger may not otherwise be consummated despite the parties’ efforts;

•	Taxable Consideration. The fact that gains from the consideration to be received by Cascadian’s stockholders in the Offer and the Merger generally will be taxable to Cascadian’s stockholders for U.S. federal income tax purposes;

•	Business Disruption Resulting from the Offer. The risks and costs to Cascadian, including the possible disruption to Cascadian’s business and the possible effect on the ability of Cascadian to attract and retain key personnel that may result from the announcement of the Offer and the Merger, the resulting distraction of the attention of Cascadian’s management, the diversion of Cascadian’s employee attention away from the day-to-day operations of Cascadian, employee attrition and the potential disruptive effect on Cascadian’s relationships with customers, partners, consultants, licensors and others that do business with Cascadian;

•	Interim Restrictions on Business Pending the Completion of the Offer. The operational restrictions imposed on the conduct of Cascadian’s business prior to the completion of the Offer pursuant to the Merger Agreement, which could delay or prevent Cascadian from undertaking some business opportunities that may arise during that time; and

•	Interests of Certain Officers and Directors. The fact that certain of Cascadian’s officers and directors may have interests in the Transactions that are different from, or in addition to, those of Cascadian’s other stockholders. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Cascadian and its Executive Officers, Directors and Affiliates.”

The foregoing discussion of the information and factors considered by the Transaction Committee and the Board is intended to be a summary and is not meant to be exhaustive, but includes a summary of the material factors, information and analyses considered by the Transaction Committee and the Board in reaching its recommendation. The directors evaluated the various factors listed above in light of their knowledge of the business, financial condition and prospects of Cascadian and considered the advice of Cascadian’s financial and legal advisors as well as management forecasts. After considering these factors, as well as other factors the members of the Board believed were appropriate to consider, the Transaction Committee and the Board each concluded that the potential positive factors relating to the Merger Agreement and the Transactions, including the Offer and the Merger, substantially outweighed the potential negative factors. In light of the number and variety of factors that the Transaction Committee and the Board considered, neither the Transaction Committee nor the Board found it practicable to quantify, rank or otherwise assign relative weights to the foregoing factors. Moreover, the Board’s determination and the Transaction Committee’s and the Board’s recommendation was based upon the totality of the information considered. In addition, each director may have given different weight or merit to different factors.

The foregoing explanation of the reasoning of the Transaction Committee and the Board and certain information presented in this section is forward-looking in nature and, therefore, the information should be read in light of the factors discussed in “Item 8. Additional Information to be Furnished — Forward-Looking Statements.”

Recommendation of the Board

In light of the factors described above, the Board (upon the unanimous recommendation of the Transaction Committee) unanimously: (i) determined that the Transactions, including the Offer and the Merger, on the terms and subject to the conditions set forth in the Merger Agreement, are fair to and in the best interests of Cascadian and its stockholders; (ii) approved the Merger Agreement and declared it advisable; (iii) approved the execution, delivery and performance by Cascadian of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (iv) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (v) recommended that the stockholders of Cascadian accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Executive Officer and Director Arrangements Following the Merger

While, as of the date of this Schedule 14D-9, none of Cascadian’s current directors or executive officers have entered into any new agreements or arrangements with Parent, Cascadian or their respective affiliates regarding continued service with Parent, Cascadian or their respective affiliates after the Effective Time, it is possible that Parent, Cascadian or their respective affiliates may enter into employment or other arrangements with Cascadian’s management in the future. The existing employment agreements of Cascadian’s executive officers will remain in effect following the Merger.

Opinion of Cascadian’s Financial Advisor

Cascadian retained Perella Weinberg to act as its financial advisor in connection with its Board’s review of strategic alternatives, including the Transactions. The Board selected Perella Weinberg based on Perella Weinberg’s qualifications, expertise and reputation and its knowledge of the business and affairs of Cascadian and the industries in which Cascadian conducts its business. Perella Weinberg, as part of its investment banking business, is continually engaged in performing financial analyses with respect to businesses and their securities in connection with mergers and acquisitions, leveraged buyouts and other transactions as well as for corporate and other purposes.

On January 30, 2018, Perella Weinberg rendered its oral opinion, confirmed in writing, to the Board to the effect that, as of such date, and based upon and subject to various factors, assumptions, qualifications and limitations set forth therein, the Offer Price and the Per Share Merger Consideration (as defined in the Merger Agreement) of $10.00 per Share to be received by the holders of Shares, other than Excluded Shares (as defined in the Merger Agreement), pursuant to the Merger Agreement, was fair, from a financial point of view, to such holders.

The full text of Perella Weinberg’s written opinion, dated January 30 2018, which sets forth, among other things, the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Perella Weinberg, is attached as Annex A and is incorporated by reference herein. Holders of Shares are urged to read Perella Weinberg’s opinion carefully and in its entirety. The opinion does not address Cascadian’s underlying business decision to enter into the Merger Agreement or the relative merits of the Transactions, as compared with any other strategic alternatives which may have been available to Cascadian. The opinion was not intended to be, and does not constitute, a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer or whether any holder of any series of convertible preferred stock should convert such preferred stock into Shares and tender such shares in the Offer or how any such holder should vote or otherwise act with respect to the Transactions or any other matter and does not in any manner address the prices at which Shares will trade at any time. In addition, Perella Weinberg expressed no opinion as to the fairness of the Transactions to, or any consideration received in connection with the Transactions by, the holders of any other class of securities, creditors or other constituencies of Cascadian, including any series of preferred stock. Perella Weinberg provided its opinion only for the information and assistance of the Board in connection with, and for the purposes of its evaluation of, the Transactions. This summary is qualified in its entirety by reference to the full text of the opinion.

In arriving at its opinion, Perella Weinberg, among other things:

•	reviewed certain publicly available financial statements and other business and financial information with respect to Cascadian, including research analyst reports;

•	reviewed the Cascadian Projections (as defined below) and other financial and operating data relating to the business of Cascadian, in each case, prepared by management of Cascadian for Perella Weinberg’s use in connection with rendering its opinion, including the Cascadian Projections, at the direction of management of Cascadian;

•	reviewed certain publicly available financial forecasts relating to Cascadian;

•	discussed the past and current operations, financial condition and prospects of Cascadian, with management of Cascadian and the Board;

•	compared the financial performance of Cascadian with that of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	compared the financial terms of the Transactions with the publicly available financial terms of certain transactions which Perella Weinberg believed to be generally relevant;

•	reviewed the historical trading prices and trading activity for Shares, and compared such price and trading activity of Shares with that of securities of certain publicly-traded companies which Perella Weinberg believed to be generally relevant;

•	participated in discussions among representatives of Cascadian and Parent and their respective advisors;

•	reviewed the premia paid in certain publicly available transactions in the biopharma sector, which Perella Weinberg believed to be generally relevant;

•	reviewed a draft dated January 30, 2018 of the Merger Agreement; and

•	conducted such other financial studies, analyses and investigations, and considered such other factors, as Perella Weinberg deemed appropriate.

In arriving at its opinion, Perella Weinberg assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to it (including information that was available from generally recognized public sources) for purposes of its opinion and further relied upon the assurances of management of Cascadian that, to their knowledge, the information furnished by them for purposes of Perella Weinberg’s analysis did not contain any material omissions or misstatements of material fact. With respect to the Cascadian Projections, Perella Weinberg was advised by management of Cascadian and assumed, with Cascadian’s consent, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of management of Cascadian as to the future financial performance of Cascadian and the other matters covered thereby. Perella Weinberg does not express any view as to the assumptions on which the Cascadian Projections are based. In arriving at its opinion, Perella Weinberg did not make any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of Cascadian, nor was it furnished with any such valuations or appraisals, nor did it assume any obligation to conduct, nor did it conduct, any physical inspection of the properties or facilities of Cascadian. In addition, Perella Weinberg did not evaluate the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. Perella Weinberg assumed that the final Merger Agreement would not differ in any material respect from the form of Merger Agreement reviewed by it and that the Transactions would be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, Perella Weinberg assumed that in connection with the receipt of all the necessary approvals of the proposed Transactions, no delays, limitations, conditions or restrictions would be imposed that could have an adverse effect on Cascadian, Parent or the contemplated benefits expected to be derived in the proposed Transactions. Perella Weinberg relied as to all legal matters relevant to rendering its opinion upon the advice of counsel.

Perella Weinberg’s opinion addressed only the fairness from a financial point of view, as of the date thereof, of the Offer Price and the Per Share Merger Consideration to be received by the holders of Shares, other than Excluded Shares, pursuant to the Merger Agreement. Perella Weinberg was not asked to, nor did it, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement or the form or structure of the Transactions or the likely timeframe in which the Transactions would be consummated. In addition, Perella Weinberg expressed no opinion as to the fairness of the Transactions to, or any consideration received in connection with the Transactions by, the holders of any other class of securities, creditors or other constituencies of Cascadian, including any series of preferred stock. In addition, Perella Weinberg expressed no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transactions, or any class of such persons, whether relative to the Offer Price and the Per Share Merger Consideration to be received by the holders of Shares pursuant to the Merger Agreement or otherwise. Perella Weinberg did not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor did its opinion address any legal, tax, regulatory or accounting matters, as to which it understood Cascadian had received such advice as it deemed necessary from qualified professionals. Perella Weinberg’s opinion did not address the underlying business decision of Cascadian to enter into the Transactions or the relative merits of the Transactions as compared with any other strategic alternative which may be available to Cascadian.

Perella Weinberg’s opinion was necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to Perella Weinberg as of, the date of its opinion. It should be understood that subsequent developments may affect Perella Weinberg’s opinion and the assumptions used in preparing it, and Perella Weinberg does not have any obligation to update, revise, or reaffirm its opinion. The issuance of Perella Weinberg’s opinion was approved by a fairness opinion committee of Perella Weinberg.

Summary of Material Financial Analyses

The following is a summary of the material financial analyses performed by Perella Weinberg and reviewed by the Board in connection with Perella Weinberg’s opinion relating to the Transactions and does not purport to be a complete description of the financial analyses performed by Perella Weinberg. The order of analyses described below does not represent the relative importance or weight given to those analyses by Perella Weinberg. Some of the summaries of the financial analyses include information presented in tabular format. In order to fully understand Perella Weinberg’s financial analyses, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses. Considering the data below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of Perella Weinberg’s financial analyses.

Selected Publicly Traded Companies Analysis

Perella Weinberg reviewed publicly available financial and stock market information of Cascadian and the seven selected publicly-traded oncology companies listed below that, given the business, product development stage and financial characteristics, Perella Weinberg considered generally relevant for purposes of its analysis, based on public filings as of January 29, 2018.

Perella Weinberg reviewed enterprise values of these selected companies, calculated as fully diluted equity values based on closing stock prices on January 29, 2018 plus total debt, preferred equity and non-controlling interests (as applicable), less cash and cash equivalents. For purposes of such review, Perella Weinberg also took into consideration certain transactions, including, among others, equity financing, that were publicly announced by these selected companies between the date of their most recently reported financial results and January 29, 2018.

The following table summarizes the results of this review:

Selected Publicly-Traded Phase 3 / Pivotal Oncology Companies	Enterprise Value ($ in million)
Immunomedics, Inc.	$2,474
TG Therapeutics, Inc.	$804
Ziopharm Oncology, Inc.	$549
Karyopharm Therapeutics Inc.	$457
Odonate Therapeutics, Inc.	$379
Aveo Pharmaceuticals, Inc.	$341
Syndax Pharmaceuticals, Inc.	$174

Based on Perella Weinberg’s review, the implied total enterprise values of these selected companies ranged between $174 million and $2,474 million, with a median of $457 million. The 25th percentile and 75th percentile of the implied total enterprise values of these selected companies were $360 million and $676 million, respectively. Perella Weinberg took the 25th percentile, median, and 75th percentile enterprise values of these selected companies and added Cascadian’s cash and cash equivalents net of debt (of approximately $99 million) to arrive at equity value, and then used the treasury stock method to determine the fully diluted share count for each respective equity value and derive the per share value (61.01 million shares for the 25th percentile value, 61.28 million shares for the median value, and 61.71 million for the 75th percentile value). The analyses resulted in a range of implied equity values for Cascadian on a per share basis, between $7.53 and $12.57, with a median of $9.07. Perella Weinberg compared this range to the Offer Price and the Per Share Merger Consideration of $10.00 to be received by the holders of Shares, other than Excluded Shares, pursuant to the Merger Agreement.

Although the selected companies were used for comparison purposes, no business or product of any selected company was either identical or directly comparable to Cascadian’s business and product. Accordingly, Perella Weinberg’s comparison of selected companies to Cascadian and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected companies and Cascadian.

Selected Transactions Analysis

Perella Weinberg reviewed and analyzed the financial terms of selected transactions it deemed relevant for clinical stage oncology targets listed below. Using publicly available information, Perella Weinberg reviewed the upfront cash consideration paid in each of such selected transactions.

The following table summarizes the results of this review:

Selected Transactions		Upfront Cash Consideration ($ in million)
Acquiror	Target
Phase 3 Oncology Target Transactions
Daiichi Sankyo Company, Limited	Ambit Biosciences Corporation	$315
Sumitomo Dainippon Pharma Co., Ltd.	Boston Biomedical, Inc.	$200
Johnson & Johnson	Cougar Biotechnology, Inc.	$1,000
Phase 2 Oncology Target Transactions
Sumitomo Dainippon Pharma Co., Ltd.	Tolero Pharmaceuticals, Inc.	$200
Astellas Pharma, Inc.	Ganymed Pharmaceuticals AG	$461
AstraZeneca plc	Spirogen Ltd.	$200
Johnson & Johnson	Aragon Pharmaceuticals, Inc.	$650
Gilead Sciences, Inc.	YM BioSciences, Inc.	$510

Based on Perella Weinberg’s review, the upfront cash considerations of these selected transactions ranged between $200 million and $1,000 million, with a median of $388 million. Perella Weinberg took the 25th percentile, median, and 75th percentile upfront cash considerations of these selected transactions and added Cascadian’s cash and cash equivalents net of debt (of approximately $99 million) to arrive at equity value, and then used the treasury stock method to determine the fully diluted share count for each respective equity value and derive the per share value (60.49 million shares for the 25th percentile value, 61.37 million shares for the median value, and 61.46 million for the 75th percentile value). The analyses resulted in a range of implied equity values for Cascadian on a per share basis between $4.95 and $10.48, with a median of $7.93. Perella Weinberg compared this range to the Offer Price and the Per Share Merger Consideration of $10.00 to be received by the holders of Shares, other than Excluded Shares, pursuant to the Merger Agreement.

Although the selected transactions were used for comparison purposes, no transaction was either identical or directly comparable to the Transactions. Accordingly, Perella Weinberg’s comparison of selected transaction to the Transactions and analysis of the results of such comparisons were not purely mathematical, but instead necessarily involved complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the relative values of the selected transactions and the proposed Transactions between Cascadian and Parent.

Discounted Cash Flow Analysis

Perella Weinberg conducted a discounted cash flow analysis for Cascadian based on the Cascadian Projections, which reflected adjustment by management of Cascadian for probability of success (ranging from 50.0% to 65.0%), by calculating, in each case, the present value as of December 31, 2017 of the estimated standalone unlevered free cash flows (calculated as net operating profit after taxes, plus depreciation and amortization, minus capital expenditures, and adjusting for changes in net working capital and other cash flows) that Cascadian could generate for fiscal year 2018 through fiscal year 2034 using discount rates ranging from 11.0% to 13.0% based on estimates of the weighted average cost of capital of Cascadian derived using the capital asset pricing model (“CAPM”) with no terminal value. Perella Weinberg used a range of discount rates from 11.0% to 13.0% derived by application of the CAPM, which takes into account certain company-specific metrics, including, among others, Cascadian’s target capital structure, the cost of long-term debt, marginal tax rate for U.S. companies to reflected potential tax reform, Bloomberg two-year adjusted–beta, as well as certain financial metrics for the United States financial markets generally.

From the range of implied enterprise values, Perella Weinberg derived ranges of implied equity values for Cascadian. To calculate the implied equity value from the implied enterprise value, Perella Weinberg added cash and cash equivalents net of debt of approximately $99 million. Perella Weinberg then used the treasury stock method to determine the fully diluted share count for each respective implied equity value and calculated the implied value per share by dividing the implied equity value by the fully diluted shares, which includes an additional 21.67 million shares of dilution (money raised was risk-adjusted to reflect potential improved financing terms available) from equity financing transactions, to fund the potential launch of tucatinib, in the third quarter of each of fiscal years 2018 and 2019, as projected by management of Cascadian for our use in our analysis.

These analyses resulted in implied per share equity reference range for the Shares of approximately $7.16 to $11.35. Perella Weinberg compared these ranges to the Offer Price and the Per Share Merger Consideration of $10.00 to be received by the holders of Shares, other than Excluded Shares, pursuant to the Merger Agreement.

Certain Additional Information

Perella Weinberg observed certain additional factors that were not considered part of its financial analysis with respect to its opinion but were noted for informational purposes, including the following:

Premium Paid Analysis. Using publicly available data, Perella Weinberg reviewed the premia paid in selected acquisitions of (i) publicly-traded clinical stage oncology companies (the “Clinical Stage Oncology Transactions”) and (ii) publicly traded clinical stage biopharma companies with transaction values between $500 million and $2,000 million between 2013 and 2017, including certain of the Clinical Stage Oncology Transactions (the “Biopharma Transactions”).

For each of the transactions, based on publicly available information, Perella Weinberg calculated the premium of the offer price in the transaction to the transaction’s premia of the offer price over one-day, one-week and one-month periods, and analyzed the 25th percentile and 75th percentile premium for each of the Clinical Stage Oncology Transactions as a group and the Biopharma Transactions as a group.

The results of these analyses are summarized in the following table:

Premium Paid Analysis (numbers in percentages)

	1-Day Premium		1-Week Premium		1-Month Premium
	75th Percentile	25th Percentile	75th Percentile	25th Percentile	75th Percentile	25th Percentile
Clinical Stage Oncology Transactions	102.6	57.8	97.1	53.6	115.7	56.6
Biopharma Transactions	73.4	22.7	77.0	29.5	90.6	40.4

Perella Weinberg noted that the premium to the closing price of the Shares on January 29, 2018 implied by the Offer Price and the Per Share Merger Consideration of $10.00 to be received by the holders of Shares, other than Excluded Shares, pursuant to the Merger Agreement was approximately 79%.

12-month High / Low Trading Prices. Perella Weinberg reviewed the range of trading prices of Shares for the 12-month period ended on January 29, 2018 and noted low and high stock trading prices for the Shares of approximately $3.21 to $5.60 per share.

Perella Weinberg calculated the 30-day, 90-day and 52-week volume weighted average price (“VWAP”) of the Shares in each case as of January 29, 2018. The results of these calculations are summarized in the following table:

Time Period	VWAP
30-Day	$4.19
90-Day	$4.03
52-Week	$3.99

Research Analyst Price Targets. Perella Weinberg also reviewed one-year price targets for Shares published by Wall Street equity research reports and noted that the median stock price target for Shares was $8.50.

Miscellaneous

The preparation of a fairness opinion is a complex process and is not necessarily susceptible to partial analysis or summary description. Selecting portions of the analyses or of the summary set forth herein, without considering the analyses or the summary as a whole, could create an incomplete view of the processes underlying Perella Weinberg’s opinion. In arriving at its fairness determination, Perella Weinberg considered the results of all of its analyses and did not attribute any particular weight to any factor or analysis considered. Rather, Perella Weinberg made its determination as to fairness on the basis of its experience and professional judgment after considering the results of all of its analyses. No company or transaction used in the analyses described herein as a comparison is directly comparable to Cascadian or the Transactions.

Perella Weinberg prepared the analyses described herein only for purposes of providing its opinion to the Board as to the fairness, from a financial point of view, as of the date of such opinion, of the Offer Price and the Per Share Merger Consideration of $10.00 to be received by the holders of Shares, other than Excluded Shares, pursuant to the Merger Agreement. These analyses do not purport to be appraisals or necessarily reflect the prices at which businesses or securities actually may be sold. Perella Weinberg’s analyses were based in part upon the Cascadian Projections and other third party research analyst estimates, which are not necessarily indicative of actual future results, and which may be significantly more or less favorable than suggested by Perella Weinberg’s analyses. Because these analyses are inherently subject to uncertainty, being based upon numerous factors or events beyond the control of the parties to the Merger Agreement or their respective advisors, none of Cascadian, Parent, Perella Weinberg or any other person assumes responsibility if future results are materially different from those forecasted by Cascadian management or third parties.

As described above, the opinion of Perella Weinberg to the Board was one of many factors taken into consideration by Board in making its determination to approve the Transactions. Perella Weinberg was not asked to, and did not, recommend the specific consideration to the stockholders of Cascadian provided for in the Merger Agreement, which consideration was determined through arms-length negotiations between Cascadian and Parent. Perella Weinberg did not recommend any specific amount of consideration to Cascadian stockholders or the Board or that any specific amount of consideration constituted the only appropriate consideration for the Transactions. Also, as discussed above, Perella Weinberg’s opinion was not intended to be and does not constitute a recommendation to any holder of Shares as to whether such holder should tender its Shares in the Offer or whether any holder of any series of convertible preferred stock should convert such preferred stock into Shares and tender such shares in the Offer or how any such holders should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which Shares will trade at any time.

Certain Unaudited Prospective Financial Information of Cascadian

Cascadian does not, as a matter of regular course, publicly disclose long-term forecasts or projections regarding future performance or financial results due to the inherent unpredictability of the underlying assumptions, estimates and projections. Cascadian’s management team developed its financial projections regarding the commercialization of the tucatinib program in HER2-positive metastatic breast cancer for patients with and without brain metastases who have previously been treated with two prior HER2 regimens.

In addition, Cascadian prepared costs estimates based on assumptions using standard industry methods and growth rates and included certain forward-looking costs related to the development of tucatinib to derive a probability adjusted profit and loss statement forecast, Cascadian’s management prepared such financial projections based on the development and commercialization of tucatinib for metastatic breast cancer patients with and without brain metastases who were previously treated with trastuzumab, pertuzumab, ado-trastuzumab and a taxane. These forecasts were based on a single indication for tucatinib, which was, and continues to be, reflective of Cascadian’s available resources in the development of the program. These projections were provided to the Board (including members of the Transaction Committee) at the November 16, 2017, December 14, 2017, January 27, 2018 and January 30, 2018 Board meetings. The Cascadian Projections do not reflect revenue or related research and development and sales and marketing expenses related to any future label extensions or other indications for tucatinib. The Cascadian Projections reflect a 58.5% probability of success adjustment to the revenue and related research and development and sales and marketing expenses for tucatinib. In addition, the Cascadian Projections assumed a 25% marginal tax rate for US-domiciled companies to reflect potential tax reform and also assumed usable net operating losses of $130 million with net operating losses of $55 million generated during the fiscal year 2017. In addition to revenue projections and associated cost of goods sold, the Cascadian Projections also reflected Cascadian management’s estimates of potential development costs, marketing expenses, sales expenses, unallocated corporate expense, and royalty expenses. Cascadian’s management team provided the Cascadian Projections to the Transaction Committee, the Board, and Perella Weinberg, and the Transaction Committee directed Perella Weinberg to use and rely upon the Cascadian Projections, as reflective of Cascadian management’s best currently available estimates and good faith judgments as to the future financial performance of Cascadian and the other matters covered thereby, in connection with its financial analyses and opinion to the Board as described above under “ — Opinion of Cascadian’s Financial Advisor”.

The Cascadian Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). In addition, the Cascadian Projections were not prepared with the assistance of or audited, reviewed, compiled or examined by independent accountants. The Cascadian Projections should be read together with the historical financial statements of Cascadian, which have been filed with the SEC, and the other information regarding Cascadian contained elsewhere and incorporated by reference in this Schedule 14D-9. Cascadian’s stockholders are urged to review Cascadian’s most recent SEC filings for a description of Cascadian’s reported results of operations and financial condition and capital resources during 2017, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in Cascadian’s Quarterly Report on Form 10-Q for the third quarter ended September 30, 2017. The Cascadian Projections may differ from published analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger, and the summary of the Cascadian Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer.

Although presented with numerical specificity, the Cascadian Projections are not fact, are forward-looking statements and reflect numerous assumptions and variables as to future events and the probability of such events made by Cascadian’s senior management, in each case that are inherently uncertain and may be beyond the control of Cascadian. Certain assumptions underlying the Cascadian Projections include assumptions with respect to Cascadian’s ability to commercialize its products, assumptions with respect to the factors described above, as well as assumptions with respect to product pricing, costs and expenses, working capital, stock option exercises and financing costs, all of which are difficult to predict and many of which are beyond Cascadian’s control. Important factors that may affect actual results and result in such forecasts not being achieved include, but are not limited to the risks outlined under the caption “Risk Factors” set forth in Cascadian’s Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2017, which was filed with the SEC, and other reports and filings Cascadian has made and will make with the SEC from time to time. In addition, the Cascadian Projections may be affected by Cascadian’s ability to achieve strategic goals, objectives and targets over the applicable period. Further, the Cascadian Projections cover multiple years and, by their nature, become subject to greater uncertainty with each successive year. These assumptions upon which the financial forecasts were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond Cascadian’s control. Moreover, the Cascadian Projections also reflect assumptions as to certain future business decisions that are subject to change. There can be no assurance that any Cascadian Projections will be realized, or that the assumptions and estimates used to prepare the Cascadian Projections will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Cascadian Projections. Important factors that may affect actual results and result in projections contained in the Cascadian Projections not being achieved include, but are not limited to, the factors set forth from time to time in Cascadian’s SEC filings.

The inclusion of the Cascadian Projections in this Schedule 14D-9 should not be regarded as an indication that Cascadian, Perella Weinberg or their respective affiliates, officers, directors, advisors or other representatives considered or consider the Cascadian Projections necessarily predictive of actual future events, and the Cascadian Projections should not be relied upon as such. None of Cascadian, Perella Weinberg, or their respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Cascadian Projections, and Cascadian undertakes no obligation to update or otherwise revise or reconcile the Cascadian Projections to reflect circumstances existing after the date such Cascadian Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. Cascadian does not, and, to the knowledge of Cascadian, Perella Weinberg does not, intend to make publicly available any update or other revisions to these Cascadian Projections, except as otherwise required by law. None of Cascadian or its respective affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of Cascadian compared to the information contained in the Cascadian Projections or that forecasted results will be achieved. Cascadian has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning these internal financial forecasts. The Cascadian Projections were prepared based on Cascadian’s continued operation as a stand-alone company and do not take into account the Transactions, including the effect of any business or strategic decision or action that has been or will be taken as a result of the execution of the Merger Agreement. The Cascadian Projections are subjective in many respects and is thus subject to interpretation. Please refer to “Item 8. Additional Information — Forward-Looking Statements” below.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

Cascadian Projections

($ millions)

	2018	2019	2020	2021	2022	2023	2024	2025	2026	2027	2028	2029	2030	2031	2032	2033	2034
Total Net Tucatinib Revenue	$—	$—	$39	$181	$278	$380	$463	$513	$548	$554	$576	$589	$602	$615	$96	$98	$101
Royalty Payments to Array	—	—	(4)	(18)	(28)	(39)	(48)	(54)	(57)	(58)	(60)	(62)	(63)	(65)	(10)	(10)	(10)
Cost of Goods Sold(1)	—	—	—	—	(21)	(28)	(35)	(38)	(41)	(42)	(43)	(44)	(45)	(46)	(7)	(7)	(8)
Gross Profit	—	—	35	163	229	312	381	421	449	455	473	483	493	505	79	81	83
Unallocated Corporate Expense	(14)	(14)	(9)	(9)	(9)	(9)	(10)	(10)	(10)	(11)	(11)	(11)	(12)	(12)	(12)	(13)	(13)
Sales & Marketing Expense	—	(10)	(21)	(67)	(76)	(78)	(81)	(83)	(86)	(88)	(91)	(94)	(96)	(99)	(15)	(16)	(16)
Development Costs	(43)	(47)	(19)	(12)	(9)	(4)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)	(2)
Pre-Launch Supply Cost(1)	(10)	(57)	(60)	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Operating Income(2)	(67)	(128)	(74)	76	135	220	288	326	351	354	369	376	383	391	49	51	52
Less: Taxes	—	—	—	(19)	(34)	(55)	(72)	(81)	(88)	(88)	(92)	(94)	(96)	(98)	(12)	(13)	(13)
Plus: Depreciation and Amortization	2	2	2	5	8	11	14	15	16	17	17	18	18	18	3	3	3
Less: Capital Expenditures	(2)	(2)	(2)	(5)	(8)	(11)	(14)	(15)	(16)	(17)	(17)	(18)	(18)	(18)	(3)	(3)	(3)
(Increase) / Decrease in Net Working Capital	—	—	(8)	(28)	(19)	(20)	(17)	(10)	(7)	(1)	(4)	(3)	(3)	(3)	104	(1)	(0)
Unlevered Free Cash Flow (Pre Tax Shield from NOLs)(3)	(67)	(128)	(81)	28	82	145	199	234	256	264	272	280	285	291	141	38	38
Tax Shield from US NOLs				17	28	29
Unlevered Free Cash Flow (Post Tax Shield from NOLs)(3)	(67)	(128)	(81)	46	110	173	199	234	256	264	272	280	285	291	141	38	38

(1)	Cost of Goods Sold in 2020 and 2021 have been removed due to such expenses being recorded as Pre-Launch Supply Costs in 2018, 2019 and 2020.
(2)	Operating Income does not represent funds available for discretionary use and is not intended to represent or to be used as a substitute for net income or cash flows from operations data, as measured under U.S. GAAP.
(3)	Unlevered Free Cash Flow is a non-GAAP financial measure and should not be considered as an alternative to operating income or net income as a measure of operating performance or cash flow or as a measure of liquidity.

The Cascadian Projections stated above contain non-GAAP financial measures. Cascadian’s management believes such measures are helpful in understanding forecasts of Cascadian’s future results. Non-GAAP financial measures should not be considered in isolation from, or as a substitute for, financial information presented in accordance with GAAP. The calculations of non-GAAP financial measures reflected in the Cascadian Projections may differ from others in Cascadian’s industry and are not necessarily comparable with similar titles used by other companies. Cascadian strongly encourages stockholders to review all of its financial statements and publicly-filed reports in their entirety and to not rely on any single financial measure.

Intent to Tender

To the knowledge of Cascadian, each executive officer and director of Cascadian currently intends to tender all of his or her Shares in the Offer.

Item 5.	Persons/Assets Retained, Employed, Compensated or Used.

Cascadian retained Perella Weinberg as its financial advisor in connection with the Transactions. In connection with such engagement, Perella Weinberg provided to the Board the opinion described in “Item 4. The Solicitation or Recommendation — Opinion of Cascadian’s Financial Advisor,” which is filed as Annex A hereto and incorporated herein by reference. Cascadian selected Perella Weinberg as its financial advisor due to its familiarity with Cascadian, as well as its reputation, capabilities and substantial experience in transactions of this nature.

In connection with Perella Weinberg’s services as Cascadian’s financial advisor, Cascadian has agreed to pay Perella Weinberg an aggregate fee currently estimated to be approximately $7.21 million, with all fees previously paid credited towards such amount, including the $1,000,000 paid upon delivery of Perella Weinberg’s opinion. Cascadian has agreed to pay Perella Weinberg a fee equal to 20% of any break-up or termination fee received by Cascadian upon receipt thereof. In addition, Cascadian agreed to reimburse Perella Weinberg for its out-of-pocket expenses, including attorneys’ fees and disbursements, and to indemnify Perella Weinberg and related persons for certain liabilities and other items that may arise out of its engagement by Cascadian and the rendering of its opinion. None of these payments affected Perella Weinberg’s analysis or opinion.

Except in connection with its engagement as financial advisor to Cascadian in connection with the proposed Transaction, during the two-year period prior the date of its opinion, no material relationship existed between Perella Weinberg and its affiliates, on the one hand, and Cascadian or Parent, on the other hand, pursuant to which compensation was received by Perella Weinberg or its affiliates. However, Perella Weinberg and its affiliates may in the future provide investment banking and other financial services to Cascadian and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for its own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of Cascadian or Parent or any of their respective affiliates.

Except as set forth above, neither Cascadian nor any person acting on its behalf has employed, retained or compensated any other person to make solicitations or recommendations to the stockholders of Cascadian on its behalf in connection with the Offer, the Merger or related matters.

Item 6.	Interest in Securities of the Subject Company.

Other than as set forth below, no transactions with respect to Shares have been effected by Cascadian or, to the knowledge of Cascadian after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Name	Date of Transaction	Number of Shares	Sale, Purchase or Exercise Price per Share (if applicable)	Nature of Transaction
Luke Walker	December 15, 2017	659	$2.81	Shares purchased pursuant to the ESPP
Scott Myers	January 11, 2018	10,500	—	10,500 RSUs vested. 7,071 net Shares were issued, after tax withholding, pursuant to the 2016 Equity Plan
Julia Eastland	January 11, 2018	2,825	—	2,825 RSUs vested. 1,902 net Shares were issued, after tax withholding, pursuant to the 2016 Equity Plan
Gary Christianson	January 11, 2018	2,825	—	2,825 RSUs vested. 1,902 net Shares were issued, after tax withholding, pursuant to the 2016 Equity Plan
Scott Peterson	January 11, 2018	2,825	—	2,825 RSUs vested. 1,902 net Shares were issued, after tax withholding, pursuant to the 2016 Equity Plan
Luke Walker	January 11, 2018	1,950	—	1,950 RSUs vested. 1,313 net Shares were issued, after tax withholding, pursuant to the 2016 Equity Plan

Item 7.	Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, Cascadian is not undertaking or engaged in any negotiations in response to the Offer that relate to: (i) a tender offer for or other acquisition of Cascadian’s securities by Cascadian, any subsidiary of Cascadian or any other person; (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cascadian or any subsidiary of Cascadian; (iii) any purchase, sale or transfer of a material amount of assets of Cascadian or any subsidiary of Cascadian; or (iv) any material change in the present dividend rate or policy, indebtedness or capitalization of Cascadian.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.	Additional Information to be Furnished.

The information contained in all of the exhibits to this Schedule 14D-9 referred to in Item 9 below is incorporated herein by reference in its entirety.

The information set forth under the heading “Item 3. Past Contacts, Transactions, Negotiations and Agreements — Arrangements between Cascadian and its Executive Officers, Directors and Affiliates” is incorporated herein by reference.

Appraisal Rights

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, (i) holders of shares of Preferred Stock of Cascadian immediately prior to the Effective Time who have not waived their appraisal rights and (ii) holders of Shares immediately prior to the Effective Time who have not validly tendered such Shares in the Offer (or who have validly tendered but subsequently withdrawn the tender, and not otherwise waived their appraisal rights) and, in each case, who otherwise comply with the applicable procedures under Section 262 will be entitled to an appraisal of the “fair value” of their Shares in accordance with Section 262.

The following discussion is not a complete statement of the law pertaining to appraisal rights under the DGCL and is qualified in its entirety by the full text of Section 262, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 and in this summary to a “stockholder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. The following summary does not constitute any legal or other advice nor does it constitute a recommendation that stockholders exercise appraisal rights under Section 262. Stockholders should carefully review the full text of Section 262 as well as the information discussed below.

Any stockholder contemplating the exercise of such appraisal rights should review carefully the provisions of Section 262, which is attached hereto as Annex B, particularly the procedural steps required to perfect such rights. Failure to follow the steps required by Section 262 for perfecting appraisal rights will result in the loss of such rights.

Under Section 262, where a merger is approved under Section 251(h) of the DGCL, either a constituent corporation before the Effective Time, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder waiting to exercise appraisal rights is urged to consult legal counsel before attempting to exercise such rights.

Stockholders who tender Shares in the Offer will not be entitled to exercise appraisal rights with respect thereto but rather will receive the Offer Price, subject to the terms and conditions of the Merger Agreement.

This summary of appraisal rights under the DGCL is not complete and it is qualified in its entirety by reference to Section 262, which is attached hereto as Annex B.

Under the DGCL, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who (i) did not validly tender such Shares in the Offer; (ii) follow the procedures set forth in Section 262; (iii) continuously hold such Shares from the date on which written demand for appraisal is made through the Effective Time; and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose, waive or fail to perfect their appraisal rights will be entitled to have such Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value. The “fair value” as determined by such court could be greater than, less than or the same as the Offer Price.

Section 262 sets forth the procedures stockholders entitled to appraisal must follow to have their Shares appraised by the Delaware Court of Chancery and to receive payment in cash of the “fair value” of such Shares as determined by the Delaware Court of Chancery. The statutory rights of appraisal granted by Section 262 are subject to strict compliance with the procedures set forth in Section 262. If a stockholder fails to timely and properly comply with the requirements of Section 262, any appraisal rights will be lost. If a stockholder elects to demand appraisal of his, her or its Shares under Section 262, the stockholder must satisfy each of the following conditions:

•	The stockholder must deliver to Cascadian (at the address set forth below) a written demand for appraisal of his, her or its Shares by the later of: (i) the consummation of the Offer, which we anticipate will be 12:00 midnight (one minute after 11:59 p.m.), New York City time, on March 9, 2018, unless the Offer is extended pursuant to the terms of the Merger agreement; and (ii) 20 days after the mailing of this Schedule 14D-9. The demand must reasonably inform Cascadian of the identity of the stockholder and that the stockholder is demanding appraisal;

•	The stockholder must not tender his, her or its Shares in the Offer (or otherwise waive appraisal rights); and

•	The stockholder must continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time, because any appraisal rights a stockholder has with respect to such Shares will be lost if such Shares are transferred prior to the Effective Time.

Only a holder of record of Shares, or a person duly authorized and explicitly purporting to act on that stockholder’s behalf, is entitled to assert any appraisal rights for the Shares registered in that stockholder’s name. A demand for appraisal must be executed by or on behalf of the stockholder of record of the Company, fully and correctly, as such stockholder’s name appears on the stockholder’s stock certificates, if any, or on the books and records of the Company, and must state that such person intends thereby to demand appraisal of their Shares in connection with the Merger. The demand for appraisal cannot be made by the beneficial owner of the Shares if he or she is not also the record holder for such Shares. In the event that the beneficial owner of the Shares does not also hold those Shares of record, the beneficial owner must have the record owner, such as a bank, broker, or other nominee, submit the required demand for appraisal in respect of those Shares in order for such demand to be valid. If you hold your Shares through a bank, brokerage firm, fiduciary (such as a trustee, guardian or custodian) or other nominee and you wish to demand appraisal rights, you should consult with your bank, broker or other nominee to determine the appropriate procedures for the making of a demand for appraisal by the nominee. The address for delivery of demand for appraisal is:

Cascadian Therapeutics, Inc.

3101 Western Avenue, Suite 600

Seattle, WA 98121

(206) 801-2100

Attention: Legal Counsel

If the Shares are owned of record by more than one person, as in a joint tenancy or tenancy in common, the demand must be executed by or for all joint owners. A person having a beneficial interest in the Shares held of record in the name of another person must act promptly to cause the record holder to follow the steps summarized herein properly and in a timely manner to perfect appraisal rights. An authorized agent, including an authorized agent for two or more joint owners, may execute the demand for appraisal for a stockholder of record; however, the agent must identify the record owner or owners and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner. If a stockholder holds Shares through a broker who in turn holds the Shares through a central securities depositary nominee, such as The Depository Trust Company, a demand for appraisal of such Shares must be made by or on behalf of the depositary nominee and must identify the depositary nominee as the holder of record. A stockholder of record who holds Shares as nominee for a beneficial owner may exercise appraisal rights with respect to the securities held for one or more beneficial owners while not exercising such rights for other beneficial owners. In addition, any stockholder of record who holds Shares for her, his or its own account or for one beneficial owner, may demand appraisal for less than all of such Shares. In each case, the written demand must set forth the number of Shares as to which demand for appraisal is made. Where no number of Shares is expressly mentioned, the demand will be presumed to cover all Shares standing in the name of the record owner.

Within 10 days after the Effective Time, the Company will give notice of the date that the Merger has become effective to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s Shares in accordance with Section 262. At any time within 60 days after the Effective Time, any stockholder who has not commenced an appraisal proceeding or joined a proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and accept payment for such stockholder’s Shares as provided for in the Merger Agreement by delivering to the Company a written withdrawal of the demand for appraisal, in which case the Shares owned by such stockholder shall be deemed, as of the Effective Time, to have been converted into the right to receive an amount in cash equal to the Offer Price. After this 60-day period, a dissenting stockholder may withdraw the stockholder’s demand for appraisal only with the written consent of the Company and, if an appraisal proceeding has been commenced, the approval of the Delaware Court of Chancery. If an appraisal proceeding has been commenced and the Delaware Court of Chancery does not approve the dismissal of an appraisal proceeding, the stockholder will be entitled to receive only the appraised value determined in any such appraisal proceeding, which value could be greater than, less than or the same as the Offer Price.

If Company stockholders intend to seek to assert appraisal rights in connection with the Merger with respect to the Shares they hold of record, then within 120 days after the Effective Time, but not thereafter, the Company (or any successor thereto) or any stockholder who has complied with the requirements of Section 262 may commence an appraisal proceeding by filing a petition with the Delaware Court of Chancery, with a copy served on the Company (or any successor thereto) in the case of a petition filed by a stockholder, demanding a determination of the fair value of the Shares held by the stockholders, if any, who are entitled to appraisal rights. Notwithstanding that a demand for appraisal must be executed by or for a stockholder of record, a beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s own name, file a petition for appraisal with respect to the Shares beneficially owned by such person and as to which appraisal rights have been properly perfected. Company stockholders seeking to assert and exercise appraisal rights should not assume that the Company (or any successor thereto) will file a petition with respect to the appraisal of the value of her, his or its Shares or that the Company will initiate any negotiations with respect to the “fair value” of such Shares. Neither the Company (nor any successor thereto) is under any obligation to, and has no present intention to, file a petition with respect to the appraisal of the Shares that are entitled to appraisal rights. Accordingly, it is the obligation of each stockholder who has complied with the requirements of Section 262 to initiate all necessary action to perfect such stockholder’s appraisal rights within the time periods prescribed by Section 262. The failure of a stockholder to file such a petition within the period specified could nullify the stockholder’s previous written demand for appraisal.

Within 120 days after the Effective Time, any holder of Shares who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Company, as the surviving entity in the Merger (or any successor thereto), a statement setting forth the aggregate number of Shares not validly tendered in the Offer and with respect to which demands for appraisal have been timely received and the aggregate number of holders of those Shares. Such written statements must be mailed to the stockholder within 10 days after a written request by such stockholder for the information has been received by the Company (or any successor thereto), or within 10 days after expiration of the period for delivery of demands for appraisal under Section 262, whichever is later. A beneficial owner of Shares entitled to appraisal rights held either in a voting trust or by a nominee on behalf of such beneficial owner may, in such beneficial owner’s name, request from the Company the statement described in the foregoing.

If a petition for an appraisal is timely filed with the Delaware Court of Chancery and a copy served upon the Company (or any successor thereto), as the surviving entity in the Merger, the Company (or any successor thereto) will then be obligated within 20 days of service to file with the Delaware Register in Chancery a duly verified list containing the names and addresses of all the stockholders who have demanded appraisal of their Shares and with whom agreements as to the value of their Shares have not been reached by the Company (or any successor thereto). After notice to the stockholders by the Register in Chancery, as required under Section 262, the Delaware Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Company (or any successor thereto) and to the stockholders shown on the duly verified list at the address therein stated. Notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication deemed advisable by the Delaware Court of Chancery. The costs relating to these notices will be borne by the Company (or any successor thereto).

If a hearing on the petition is held, the Delaware Court of Chancery is empowered to determine which dissenting stockholders have complied with the provisions of Section 262 and are entitled to an appraisal of their Shares. The Delaware Court of Chancery may require that dissenting stockholders submit their stock certificates, if any, for notation thereon of the pendency of the appraisal proceedings. The Delaware Court of Chancery is empowered to dismiss the proceedings as to any dissenting stockholder who does not comply with such requirement. Accordingly, dissenting stockholders are cautioned to retain their stock certificates, if any, pending resolution of the appraisal proceedings. If immediately before the Merger the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Delaware Court of Chancery must dismiss the proceedings as to all holders of Shares who are otherwise entitled to appraisal rights unless (i) the total number of shares entitled to appraisal rights exceeds 1% of the outstanding Shares or (ii) the value of the consideration provided in the Merger for such total number of Shares exceeds $1 million.

After the Delaware Court of Chancery determines which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Delaware Court of Chancery, including any rules specifically governing appraisal proceedings. Through the appraisal proceeding, the Delaware Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger.

In determining the “fair value” of the Shares, the Delaware Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court set forth the considerations that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods which are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that in making this determination of fair value, the court must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that were known or which could be ascertained as of the date of the merger which throw any light on future prospects of the merged corporation. Section 262 provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion [that] does not encompass known elements of value,” but which rather applies only to “the speculative elements of value arising from such accomplishment or expectation.” In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering seeking appraisal should be aware that the fair value of their Shares determined under Section 262 could be more than, the same as, or less than the Offer Price and that investment banking opinions regarding the fairness of the consideration payable in sale transactions, such as the Offer and the Merger, from a financial point of view, are not necessarily opinions as to fair value under Section 262. Although the Company believes the Offer Price is fair, it makes no representation as to the outcome of the appraisal of fair value as determined by the Delaware Court of Chancery, and it reserves the right to assert, in any appraisal proceeding, that for purposes of Section 262, the “fair value” of a Share is less than the Offer Price.

When the fair value is so determined, with respect to Shares deemed entitled to such a determination, if any, the Delaware Court of Chancery shall direct the payment in cash of the fair value of such Shares, together with interest, if any, to the dissenting stockholders entitled thereto, upon the surrender to the Company by such dissenting stockholders of the certificates, if any, representing such Shares. Unless the Delaware Court of Chancery, in its discretion, sets a different interest rate for good cause shown, interest on an appraisal award will accrue and compound quarterly from the Effective Time through the date the judgment is paid at 5% over the Federal Reserve discount rate (including any surcharge) as such discount rate is established from time to time during the period between the Effective Time and the date of payment of the judgment.

The costs of the appraisal proceeding may be determined by the Delaware Court of Chancery and taxed against the parties as the Delaware Court of Chancery deems equitable under the circumstances. Upon application of a dissenting stockholder, the Delaware Court of Chancery may order that all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including reasonable attorney’s fees and the fees and expenses of experts, be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such a determination or assessment, each stockholder seeking appraisal bears her, his or its attorney’s and expert witness expenses.

Any stockholder who has duly demanded and perfected appraisal rights for Shares in compliance with Section 262 will not, after the Effective Time, be entitled to vote such Shares for any purpose, or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to stockholders of record as of a date prior to the Effective Time. Any stockholder who demands appraisal of her, his or its Shares under Section 262 and who fails to perfect or effectively withdraws, waives or loses the right to appraisal shall have such Shares deemed to have been converted into the right to receive an amount in cash equal to the Offer Price as of the Effective Time.

State Takeover Laws

As a Delaware corporation, Cascadian is subject to Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved the transaction in which the interested stockholder became an interested stockholder or approved the business combination, (ii) upon consummation of the transaction that resulted in the interested stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced (excluding for purposes of determining the number of shares of outstanding stock held by directors who are also officers and by employee stock plans that do not allow plan participants to determine confidentially whether to tender shares), or (iii) at or following the time at which such person became an interested stockholder, the business combination is (x) approved by the board of directors of the corporation and (y) authorized at a meeting of stockholders by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

In accordance with the provisions of Section 203, the Board has approved the Merger Agreement and the Transactions. As a result, the Merger Agreement and the Transactions are not and will not be subject to any restrictions under Section 203. Furthermore, neither Parent nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of Cascadian as defined in Section 203 of the DGCL. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of Section 203.

Many other states have also adopted laws and regulations applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any state anti-takeover laws or regulations that are applicable to the Transactions and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. In the event it is asserted that any such provisions apply to the Transactions, Cascadian may be required to take certain actions with respect to such provisions.

Regulatory Approvals

Under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions may not be consummated unless certain information and documentary materials have been furnished to the Antitrust Division of the United States Department Of Justice (the “Antitrust Division”) and the FTC and certain waiting period requirements have been satisfied. The requirements of the HSR Act apply to the acquisition of Shares in the Offer and the Merger.

Under the HSR Act and the rules and regulations promulgated thereunder by the FTC, the initial waiting period for a cash tender offer is 15 days, but this period may be shortened if the reviewing agency grants “early termination” of the waiting period, or it may be lengthened if the acquiring person voluntarily withdraws and re-files to allow a second 15-day waiting period, or if the reviewing agency issues a formal request for additional information and documentary material.

Pursuant to the HSR Act, Parent and Cascadian filed their respective Premerger Notification and Report Forms with the FTC and the Antitrust Division on January 31, 2018 and February 2, 2018, respectively, for review in connection with the Offer.

The FTC and the Antitrust Division will consider the legality under the U.S. federal antitrust laws of Parent’s proposed acquisition of Shares pursuant to the Offer. At any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the Offer, if the Antitrust Division or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the Antitrust Division have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, requiring disposition of such Shares, or the divestiture of substantial assets of Parent, Merger Sub, Cascadian or any of their respective subsidiaries or affiliates. U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the Offer. While Cascadian believes that the consummation of the Offer will not violate any antitrust laws, there can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action is threatened or commenced by the FTC, the Antitrust Division or any state or any other person, Merger Sub may not be obligated to consummate the Offer or the Merger.

For additional information, see Section 15 —“Conditions of the Offer” of the Offer to Purchase, a copy of which is filed as Exhibit (a)(1)(A) to this Schedule 14D-9.

Stockholder Approval of the Merger Not Required

Because the Merger will be effected under Section 251(h) of the DGCL, if the requirements of Section 251(h) of the DGCL are satisfied, no vote or consent of Cascadian’s stockholders will be necessary to effect the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the number of shares of each class or series of stock of the target corporation that would otherwise be required to approve a merger for the target corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the target corporation.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Cascadian, please see Cascadian’s Annual Report on Form 10-K for the year ended December 31, 2016 and the Quarterly Reports on Form 10-Q for the quarters ended September 30, 2017, June 30, 2017 and March 31, 2017.

Forward-Looking Statements

This Schedule 14D-9 contains, in addition to historical information, certain forward-looking statements, including, without limitation, statements regarding the pending acquisition of Cascadian by Parent and its affiliates, including Merger Sub. Often, but not always, forward-looking statements can be identified by the use of words such as “believes,” “anticipates,” “plans,” “expects,” “expected,” “will,” “intends,” “potential,” “project,” “possible,” “scheduled,” “estimates,” “intends,” “continue,” “ongoing,” “goal” and similar expressions or variations of such words and phrases or statements that certain actions, events, conditions, circumstances or results “may,” “could,” “would,” “might” or “will” be taken, occur or be achieved. Forward-looking statements involve risks and uncertainties related to Cascadian’s business and the general economic environment, many of which are beyond Cascadian’s control. Such uncertainties and risks include, without limitation: uncertainties as to the timing of the Offer and Merger; uncertainties as to how many of Cascadian’s stockholders will tender their stock in the Offer; the possibility that various closing conditions for the Transactions may not be satisfied or waived, including that a governmental entity may prohibit, delay or refuse to grant approval for the consummation of the Transactions; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; the effects of the Transactions (or the announcement thereof) on relationships with employees, customers, other business partners or governmental entities; transaction costs; the risk that the Transactions will divert management’s attention from Cascadian’s ongoing business operations; and

other risks and uncertainties detailed from time to time in documents filed by Cascadian with the securities regulators in the United States on EDGAR and in Canada on SEDAR, including current reports on Form 8-K, quarterly reports on Form 10-Q and annual reports on Form 10-K. These risks, uncertainties and other factors could cause Cascadian’s actual results to differ materially from those projected in forward-looking statements. Although Cascadian believes that the forward-looking statements contained in this communication are reasonable as of the date hereof, it can give no assurance that its expectations are correct. All forward-looking statements are expressly qualified in their entirety by this cautionary statement. The Company disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events, conditions, circumstances or otherwise, except as required by applicable law.

Item 9.	Material to be Filed as Exhibits.

The following Exhibits are attached hereto:

(a)(1)(A)	Offer to Purchase dated February 8, 2018 (incorporated by reference to Exhibit (a)(1)(i) to the Schedule TO filed by Parent on February 8, 2018).

(a)(1)(B)	Form of Letter of Transmittal (incorporated by reference to Exhibit (a)(1)(ii) to the Schedule TO).

(a)(1)(C)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(iii) to the Schedule TO).

(a)(1)(D)	Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(iv) to the Schedule TO).

(a)(1)(E)	Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(v) to the Schedule TO).

(a)(1)(F)	Summary Advertisement, dated February 8, 2018 (incorporated by reference to Exhibit (a)(1)(vi) to the Schedule TO).

(a)(5)(A)	Joint Press Release issued by Parent and Cascadian dated January 31, 2018 (incorporated by reference to Exhibit 99.1 to Cascadian’s Current Report on Form 8-K filed January 31, 2018).

(a)(5)(B)	Opinion of Perella Weinberg Partners, dated January 30, 2018 (incorporated by reference to Annex A attached to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated January 30, 2018, by and among Cascadian, Parent and Merger Sub (incorporated by reference to Exhibit 2.1 to Cascadian’s Current Report on Form 8-K filed January 31, 2018).

(e)(2)	Confidentiality Agreement, July 8, 2016, by and between Cascadian and Parent (incorporated by reference to Exhibit (d)(2) to the Schedule TO).

(e)(3)	Cascadian Therapeutics, Inc. 2016 Equity Incentive Plan (incorporated by reference to Appendix B to the Definitive Proxy Statement on Schedule 14A, filed by the Company on May 6, 2016).

(e)(4)	Amended and Restated Share Option Plan (incorporated by reference to Exhibit 10.1 to the Annual Report on Form 10-K filed March 10, 2015).

(e)(5)	Amended and Restated Restricted Share Unit Plan (incorporated by reference to Exhibit 99.2 to the Registration Statement on Form S-8 filed June 6, 2014).

(e)(6)	2010 Employee Stock Purchase Plan (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed June 8, 2010).

(e)(7)	Offer Letter of Employment by and between Cascadian Therapeutics, Inc. and Scott Myers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed March 29, 2016).

(e)(8)	Form of Executive Employment Agreement (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed May 19, 2016).

(e)(9)	Amendment to Employee Invention Assignment and Confidentiality Agreement by and between Cascadian Therapeutics, Inc. and Scott Myers (incorporated by reference to Exhibit 10.1 to the Current Report on Form 8-K filed February 7, 2018).

(e)(10)	Form of Amendment to Employee Confidentiality, Invention Assignment and Non-Compete Agreement (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed February 7, 2018).

(e)(11)	Amendment to Offer Letter of Employment by and between Cascadian Therapeutics, Inc. and Scott Myers (incorporated by reference to Exhibit 10.3 to the Current Report on Form 8-K filed February 7, 2018).

(e)(12)	Form of Amendment to Executive Employment Agreement (incorporated by reference to Exhibit 10.4 to the Current Report on Form 8-K filed February 7, 2018).

(e)(13)	Form of Transaction Bonus Agreement (incorporated by reference to Exhibit 10.5 to the Current Report on Form 8-K filed February 7, 2018).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Cascadian Therapeutics, Inc.

Dated: February 8, 2018

By:	/s/ Scott D. Myers
Name: Scott D. Myers
Title: President, Chief Executive Officer and Director

ANNEX A

OPINION OF PERELLA WEINBERG PARTNERS LP

767 Fifth Avenue New York, NY 10153 T 212.287.3200 F 212.287.3201 pwpartners.com

January 30, 2018

The Board of Directors

Cascadian Therapeutics, Inc.

2601 Fourth Ave., Suite 500

Seattle, Washington

Members of the Board of Directors:

We understand that Cascadian Therapeutics, Inc. (the “Company”), Seattle Genetics, Inc., a Delaware corporation (“Parent”), and Valley Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (“Merger Sub”), propose to enter into an Agreement and Plan of Merger (the “Merger Agreement”), which provides for, among other things, the tender offer for all of the issued and outstanding shares of common stock, par value $0.0001 per share, of the Company (“Company Common Stock”), pursuant to which Merger Sub will pay $10.00 in cash, net to the seller in cash but subject to any required withholding of taxes, without interest (the “Offer Price”) for each share of Company Common Stock accepted (the “Tender Offer”). The Merger Agreement further provides that, following the completion of the Tender Offer, Merger Sub will be merged with and into the Company (together with the Tender Offer, the “Transaction”), as a result of which the Company will become a wholly owned subsidiary of Parent and each outstanding share of Company Common Stock, other than Excluded Shares (as defined in the Merger Agreement), will be converted into the right to receive an amount in cash equal to the Offer Price, without interest thereon (the “Per Share Consideration”). The terms and conditions of the Transaction are more fully set forth in the Merger Agreement.

You have requested our opinion as to the fairness from a financial point of view to the holders of Company Common Stock (other than Excluded Shares) of the Offer Price and the Per Share Consideration to be received by such holders in the proposed Transaction.

For purposes of the opinion set forth herein, we have, among other things:

1.	reviewed certain publicly available financial statements and other business and financial information with respect to the Company, including research analyst reports;

2.	reviewed certain internal financial statements, analyses, forecasts (the “Company Forecasts”), and other financial and operating data relating to the business of the Company, in each case, prepared by management of the Company for our use in connection with rendering this opinion, including the management forecasts, at the direction of management of the Company;

3.	reviewed certain publicly available financial forecasts relating to the Company;

4.	discussed the past and current operations, financial condition and prospects of the Company, with management of the Company and the Board of Directors of the Company;

5.	compared the financial performance of the Company with that of certain publicly-traded companies which we believe to be generally relevant;

6.	compared the financial terms of the Transaction with the publicly available financial terms of certain transactions which we believe to be generally relevant;

7.	reviewed the historical trading prices and trading activity for Company Common Stock, and compared such price and trading activity of Company Common Stock with that of securities of certain publicly-traded companies which we believe to be generally relevant;

8.	participated in discussions among representatives of the Company and Parent and their respective advisors;

9.	reviewed the premia paid in certain publicly available transactions in the biopharma sector, which we believed to be generally relevant;

10.	reviewed a draft dated January 30, 2018 of the Merger Agreement; and

11.	conducted such other financial studies, analyses and investigations, and considered such other factors, as we have deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information supplied or otherwise made available to us (including information that is available from generally recognized public sources) for purposes of this opinion and have further relied upon the assurances of the management of the Company that, to their knowledge, the information furnished by them for purposes of our analysis does not contain any material omissions or misstatements of material fact. With respect to the Company Forecasts, we have been advised by the management of the Company and have assumed, with your consent, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of the Company as to the future financial performance of the Company and the other matters covered thereby. We do not express any view as to the assumptions on which the Company Forecasts are based. In arriving at our opinion, we have not made any independent valuation or appraisal of the assets or liabilities (including any contingent, derivative or off-balance-sheet assets and liabilities) of the Company, nor have we been furnished with any such valuations or appraisals, nor have we assumed any obligation to conduct, nor have we conducted, any physical inspection of the properties or facilities of the Company. In addition, we have not evaluated the solvency of any party to the Merger Agreement, including under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed that the final Merger Agreement will not differ in any material respect from the form of Merger Agreement reviewed by us and that the Transaction will be consummated in accordance with the terms set forth in the Merger Agreement, without material modification, waiver or delay. In addition, we have assumed that in connection with the receipt of all the necessary approvals of the proposed Transaction, no delays, limitations, conditions or restrictions will be imposed that could have an adverse effect on the Company, Parent or the contemplated benefits expected to be derived in the proposed Transaction. We have relied as to all legal matters relevant to rendering our opinion upon the advice of counsel.

This opinion addresses only the fairness from a financial point of view, as of the date hereof, of the Offer Price and the Per Share Consideration to be received by the holders of Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement. We have not been asked to, nor do we, offer any opinion as to any other term of the Merger Agreement or any other document contemplated by or entered into in connection with the Merger Agreement or the form or structure of the Transaction or the likely timeframe in which the Transaction will be consummated. In addition, we express no opinion as to the fairness of the amount or nature of any compensation to be received by any officers, directors or employees of any parties to the Transaction, or any class of such persons, whether relative to the Offer Price and the Per Share Consideration to be received by the holders of Company Common Stock pursuant to the Merger Agreement or otherwise. We do not express any opinion as to any tax or other consequences that may result from the transactions contemplated by the Merger Agreement or any other related document, nor does our opinion address any legal, tax, regulatory or accounting matters, as to which we understand the Company has received such advice as it deems necessary from qualified professionals. Our opinion does not address the underlying business decision of the Company to enter into the

Transaction or the relative merits of the Transaction as compared with any other strategic alternative which may be available to the Company.

We have acted as financial advisor to the Board of Directors of the Company in connection with the Transaction and will receive a fee for our services, a portion of which is payable upon the rendering of this opinion and a significant portion of which is contingent upon the consummation of the Transaction. In addition, the Company has agreed to reimburse us for certain expenses that may arise, and indemnify us for certain liabilities and other items that may arise, out of our engagement. Except in connection with its engagement as financial advisor to the Company in connection with the proposed Transaction, during the two year period prior the date hereof, no material relationship existed between Perella Weinberg LP and its affiliates, on the one hand, and the Company or Parent, on the other hand, pursuant to which compensation was received by Perella Weinberg Partners LP or its affiliates. However, Perella Weinberg Partners LP and its affiliates may in the future provide investment banking and other financial services to the Company and Parent and their respective affiliates and in the future may receive compensation for the rendering of such services. In the ordinary course of our business activities, Perella Weinberg Partners LP or its affiliates may at any time hold long or short positions, and may trade or otherwise effect transactions, for our own account or the accounts of customers or clients, in debt or equity or other securities (or related derivative securities) or financial instruments (including bank loans or other obligations) of the Company or Parent or any of their respective affiliates. The issuance of this opinion was approved by a fairness opinion committee of Perella Weinberg Partners LP.

This opinion is for the information and assistance of the Board of Directors of the Company in connection with, and for the purposes of its evaluation of, the Transaction. This opinion is not intended to be and does not constitute a recommendation to any holder of Company Common Stock as to whether such holder should tender its shares of Company Common Stock in the Tender Offer or whether any holder of any series of convertible preferred stock should convert such preferred stock into Company Common Stock and tender such shares in the Tender Offer or how any such holders should vote or otherwise act with respect to the proposed Transaction or any other matter and does not in any manner address the prices at which shares of Company Common Stock will trade at any time . In addition, we express no opinion as to the fairness of the Transaction to, or any consideration received in connection with the Transaction by the holders of any other class of securities, creditors or other constituencies of the Company, including any series of preferred stock. Our opinion is necessarily based on financial, economic, market and other conditions as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion and the assumptions used in preparing it, and we do not have any obligation to update, revise, or reaffirm this opinion.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion that, as of the date hereof, the Offer Price and the Per Share Consideration to be received by the holders of Company Common Stock (other than Excluded Shares) pursuant to the Merger Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

/s/ Perella Weinberg Partners LP

PERELLA WEINBERG PARTNERS LP

ANNEX B

SECTION 262 OF THE GENERAL CORPORATION

LAW OF THE STATE OF DELAWARE

§ 262. Appraisal rights

(a) Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b) Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title and, subject to paragraph (b)(3) of this section, § 251(h) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1) Provided, however, that, except as expressly provided in § 363(b) of this title, no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation, were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2) Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a. Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b. Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c. Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d. Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3) In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 251(h), § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4) In the event of an amendment to a corporation’s certificate of incorporation contemplated by § 363(a) of this title, appraisal rights shall be available as contemplated by § 363(b) of this title, and the procedures of this section, including those set forth in subsections (d) and (e) of this section, shall apply as nearly as practicable, with the word “amendment” substituted for the words “merger or consolidation,” and the word “corporation” substituted for the words “constituent corporation” and/or “surviving or resulting corporation.”

(c) Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d), (e), and (g) of this section, shall apply as nearly as is practicable.

(d) Appraisal rights shall be perfected as follows:

(1) If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2) If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of mailing of such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of mailing of such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e) Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon written request, shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation and with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such written statement shall be mailed to the stockholder within 10 days after such stockholder’s written request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f) Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g) At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h) After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i) The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j) The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k) From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l) The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.